Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au


SEC MAIL
RECEIVED
PROCESSING
SEP 2 4 2010
WASH, D.C.
200
SECTION


10016383

22 September 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dlw 9/30

cag_cosec_syd_prd/68580_1


SEC MAIL PROCESSING
RECEIVED
SEP 24 2010
WASH, D.C.
SECTION

Notice of Director's Interests

Section 205G of the Corporations Act 2001

To: Australian Securities Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street Sydney NSW
Fax: 1300 300 021

Updating Notice

Section 205G(4)

Name of Director:	**W Richard Sheppard**
Name of Company:	**Macquarie Bank Limited** **A.B.N 46 008 583 542**
Date of last notification to ASX:	25 August 2010 but 7 March 2008 re Charter Hall Retail REIT ("CQR"), formerly Macquarie CountryWide Trust.
Date director's interest changed:	10 September 2010

I disclose the following information to ASX

Section 205G(1)(a)

Interest:	**Circumstances giving rise to relevant interest:**
I have a relevant interest in the following securities of the company or a related body corporate. **Type of security:** CQR units. **Number of securities:** Holding reduced by 487,203 CQR units as a result of a unit consolidation. **Direct or Indirect Holding:** Indirect holding. Securities held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary.	**Number of units held prior to change:** 609,004 CQR units. **Units disposed of:** Holding reduced by 487,203 CQR units as a result of a unit consolidation. **Consideration:** Nil. Under the unit consolidation for CQR, all holders were given one consolidated unit for every five units held pre-consolidation. No consideration was paid or received under the unit consolidation. **Number of units held after change:** 121,801 CQR units.

Section 205G(1)(b)

I have an interest in the following contracts to which I am a party of under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a managed investment scheme made available by, the company or a related body corporate: N/A

Sign here: [signature] Date: 17/9/10 Director

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

20 September 2010

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 17 September 2010, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.000%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 17 September 2010, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.013%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

As at 17 September 2010, the aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie controlled entities have the power to control voting or disposal; and
(b) in respect of which Macquarie or any of its controlled entities have, to their knowledge, an economic exposure arising from derivatives which any of them hold,

was 5.65%. We attach a list of Macquarie controlled entities in Annexure A.

Yours faithfully

Dennis Leong
Secretary

Phone:	+ 61 2 8232 9739
Fax:	+ 61 2 8232 4437
Email:	Substantial.Holdings@macquarie.com

Annexure A

Controlled Bodies Corporate

ACN / Company No	Entity Name	Incorp Country
4649834	1135-1139 WESTMINSTER INC.	United States
2013308842	1330884 Alberta Ltd.	Canada
1486261	1486261 Ontario Limited	Canada
133419708	160 CENTRAL HOLDING COMPANY PTY LIMITED	Australia
	200 BISCAYNE ACQUISITION LLC	United States
2083875	2083875 Ontario Inc.	Canada
45497	45497 Ontario Ltd.	Canada
	ABALFLOW TRUST	Australia
124437574	ACCESS GP CO PTY LIMITED	Australia
124437421	ACCESS LP CO PTY LIMITED	Australia
127049085	ACN 127 049 085 PTY LIMITED (Receivers and Managers Appointed)	Australia
	Advanced Markets Holdings, LLC	United States
	Advanced Markets, LLC	United States
1033353	AIRCRAFT ON GROUND, INC.	United States
75176813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	Australia
75176859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	Australia
75176993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	Australia
8640177	ALEATORY PTY. LIMITED	Australia
81119477	ALLOCA (NO. 4) PTY. LIMITED	Australia
141 710 527	ALMOND HOLDCO PTY LIMITED	Australia
	Alphametrix Argus DMS Fund (MT0043)	Cayman Islands
	AMAZON PARTICIPACOES DO BRASIL S.A.	Brazil
106608422	AMICUS CURIAE PTY LIMITED	Australia
800004897	AOG EUROPE, LTD.	United States
800037055	AOG TANK TIGERS, INC.	United States
	ARES CAPITAL MANAGEMENT INTERNATIONAL TRUST	Australia
112 951 292	ARES CAPITAL MANAGEMENT INTERNATONAL PTY LTD	Australia
113 861 046	ARES CAPITAL MANAGEMENT PTY LTD	Australia
	ARES CAPITAL MANAGEMENT TRUST	Australia
128 115 266	ARES INTERNATIONAL RESEARCH PTY LTD	Australia
128 115 248	ARES RESEARCH PTY LTD	Australia
0199-01-119544	ASHIYA ARIMA DRIVEWAY CO., LTD.	Japan
124437609	ASIAN PACIFIC PROPERTY 2007 PTY LIMITED	Australia
136 524 975	AUSTRALIAN SOLAR POWER CONSORTIUM PTY LTD	Australia
3336426	AVENAL POWER CENTER, LLC	United States
600 235 951	AVIATION TECHNICAL SERVICES INC.	United States
3595090	AWHR AMERICAS WATER HEATER RENTALS, L.L.C.	United States
4029153	AWHR FIVE, LLC	United States
4029149	AWHR FOUR, LLC	United States
4029145	AWHR ONE, LLC	United States
4029154	AWHR SIX, LLC	United States
4029148	AWHR THREE, LLC	United States
4029147	AWHR TWO, LLC	United States
304030	A.C.N. 000 304 030 PTY LIMITED	Australia
67299923	A.C.N. 067 299 923 PTY LTD	Australia
127162485	A.C.N. 127 162 485 PTY LTD	Australia
127294946	A.C.N. 127 294 946 PTY LTD	Australia
127329337	A.C.N. 127 329 337 PTY LIMITED	Australia
135 490 774	A.C.N. 135 490 774 PTY LTD	Australia

136 024 970	A.C.N. 136 024 970 PTY LTD	Australia
136 044 758	A.C.N. 136 044 758 PTY LTD	Australia
	Babcock & Brown Texas Rail Terminal LLC	United States
93979223	BAO WAVE PTY LIMITED	Australia
59814818	BAROSSA GE PTY LIMITED	Australia
127762083	BAROSSA TK INVESTOR 1 PTY LTD	Australia
127762065	BAROSSA TK INVESTOR 2 PTY LTD	Australia
HRB 177683	BE Geothermal GmbH	Germany
8604966	BELIKE NOMINEES PTY. LIMITED	Australia
B -84476696	Besiberri Outdoor Company, S.L.	Spain
128681809	BESPOKE CUSTODIANS PTY LIMITED	Australia
4522327	BIG SANDY CREEK WIND, LLC	United States
200921079K	BIOCARBON GROUP PTE. LIMITED	Singapore
131 532 735	BIOCARBON SERVICES PTY LIMITED	Australia
8607065	BOND STREET CUSTODIANS LIMITED	Australia
8606924	BOND STREET INVESTMENTS PTY. LIMITED	Australia
71247606	BOND STREET LEASE MANAGEMENT PTY LIMITED	Australia
	BOOTH STAFF LOANS TRUST	Australia
4680004	BOSTON AUSTRALIA PTY LIMITED	Australia
5008702	BOSTON LEASING PTY. LIMITED	Australia
C0593320	BREK MANUFACTURING CO.	United States
1218745	BROOK ASSET MANAGEMENT LIMITED	New Zealand
1855508	BROOK ASSET MANAGEMENT PTY LIMITED	New Zealand
B64188642	Bruna Moon S.L.	Spain
	BUCKLING STAFF LOANS TRUST	Australia
88217	Bunhill Investments Unlimited	Jersey
2865830	BUTTONWOOD NOMINEES PTY LIMITED	Australia
79173381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	Australia
	CAMPUS INTERNATIONAL HOLDINGS UNIT TRUST	Australia
4644364	CANADIAN BREAKS LLC	United States
674939-9	CanadianForex Limited	Canada
Not Registered	CANTERBURY COURT HOLDINGS TRUST	Australia
4800336	Capital Meters Holdings Limited	United Kingdom
4800317	Capital Meters Limited	United Kingdom
6200899	CASL FINANCIAL SERVICES PTY. LIMITED	Australia
113484165	CENTAURUS INVESTOR PTY LIMITED	Australia
B 142637	Chartreuse et Mont Blanc Global Holdings S.C.A.	Luxembourg
B 142634	Chartreuse et Mont Blanc GP S.a r.l.	Luxembourg
B 142635	Chartreuse et Mont Blanc Holdings S.a r.l.	Luxembourg
508 758 745 RCS Paris	Chartreuse et Mont Blanc SAS	France
46527C1/GBL	CHINA PROPERTY INVESTMENTS LIMITED	Mauritius
WK-133807	Chiswell Investments Limited	Cayman Islands
2228708	CIORL LP Limited	Canada
	CMC Holdco Inc.	United States
	CMC Industries Inc.	United States
	CMC Railroad III-A, Inc.	United States
	CMC Railroad III-B, Inc.	United States
	CMC Railroad III-C, Inc.	United States
	CMC Railroad III-D, Inc.	United States
	CMC Railroad III, Inc.	United States
	CMC Railroad Inc.	United States
104331795	COIN SOFTWARE PTY LIMITED	Australia
3709185	Columbia Service Partners of Kentucky, Inc.	United States
3709185	Columbia Service Partners of Ohio, Inc.	United States
3709187	Columbia Service Partners of Pennsylvania, Inc.	United States

3709182	Columbia Service Partners of West Virginia, Inc.	United States
2603344	Columbia Service Partners, Inc.	United States
	Commerce and Industry Brokerage Inc.	United States
112748160	COMMUNITY PARKING AUSTRALIA & NEW ZEALAND MANAGEMENT FUND PTY LIMITED	Australia
112748688	COMMUNITY PARKING INTERNATIONAL MANAGEMENT FUND PTY LIMITED	Australia
79775134	CONCEPT BLUE PROPERTY PTY LTD	Australia
104379491	CORIOLIS HOLDINGS PTY LIMITED	Australia
104379464	CORIOLIS INFRASTRUCTURE SERVICES PTY LIMITED	Australia
3241012	Corona Energy Limited	United Kingdom
3241002	Corona Energy Retail 1 Limited	United Kingdom
SC138229	Corona Energy Retail 2 Limited	United Kingdom
2746961	Corona Energy Retail 3 Limited	United Kingdom
2798334	Corona Energy Retail 4 Limited	United Kingdom
2879748	Corona Gas Management Limited	United Kingdom
6346952	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	Australia
	COWLEY MAP STAFF LOANS TRUST	Australia
081 600 875	CPU SHARE PLANS PTY LIMITED	Australia
64075C1/GBL	DALIAN II HOLDING COMPANY LIMITED	Mauritius
2008/022075/07	Defenceco Securities S1 (Proprietary) Limited	South Africa
	Delaware Alternative Strategies	United States
	Delaware Asset Advisers	United States
	Delaware Capital Management	United States
	Delaware Capital Management Advisers, Inc.	United States
	Delaware Distributors, Inc.	United States
	Delaware Distributors, L.P.	United States
	Delaware Diversified Floating Rate Fund	United States
	Delaware Emerging Markets Partners, Inc.	United States
	Delaware Foundation Equity Fund	United States
	Delaware General Management, Inc.	United States
	Delaware General Management, Inc.	United States
	Delaware Investment Advisers	United States
	Delaware Investments U.S., Inc.	United States
	Delaware Lincoln Cash Management	United States
	Delaware Management Business Trust	United States
	Delaware Management Company	United States
	Delaware Management Company, Inc.	United States
no	Delaware Management Holdings, Inc.	United States
	Delaware Management Trust Company	United States
	Delaware Service Company, Inc.	United States
	Delaware Structured Assets Parnters, Inc.	United States
	DELTA1 FINANCE TRUST	Australia
29610304	Despen Bayle Copenhagen A/S	Denmark
5843681	Despen Bayle Limited	United Kingdom
8606871	DEXIN NOMINEES PTY. LIMITED	Australia
	Disciplined International Growth Fund	United States
97290929	DIVCO 105 PTY LIMITED (IN DEREGISTRATION)	Australia
101 190 649	DIVCO 126 PTY LIMITED	Australia
83158454	DIVCO 14 PTY LIMITED (IN DEREGISTRATION)	Australia
105346558	DIVCO 155 PTY LIMITED (IN DEREGISTRATION)	Australia
83158669	DIVCO 26 PTY LIMITED	Australia
83158810	DIVCO 33 PTY LIMITED (IN DEREGISTRATION)	Australia
83158856	DIVCO 34 PTY LIMITED (IN DEREGISTRATION)	Australia
083 158 918	DIVCO 37 PTY LIMITED	Australia
83158972	DIVCO 40 PTY LIMITED (IN DEREGISTRATION)	Australia

	DIVCO 51 UNIT TRUST	Australia
88347488	DIVCO 56 PTY LIMITED (IN DEREGISTRATION)	Australia
88347540	DIVCO 62 PTY LIMITED (IN DEREGISTRATION)	Australia
97290036	DIVCO 88 PTY LIMITED (IN DEREGISTRATION)	Australia
97290090	DIVCO 92 PTY LIMITED (IN DEREGISTRATION)	Australia
109819418	DIVERSIFIED CMBS AUSTRALIA HOLDINGS PTY LIMITED	Australia
	DMH Corp.	United States
0199-03-013539	DORADO GODO KAISHA (Former Bank Group)	Japan
128078615	EAST VICTORIA PARK JOINT VENTURE PTY LIMITED	Australia
94631964	EASTERN SEA INVESTMENTS PTY LIMITED	Australia
69344001	ELISE NOMINEES PTY LIMITED	Australia
5417114	Energy Assets Limited	United Kingdom
6774507	Energy Assets (Meters) Limited	United Kingdom
6435810	EQUITAS NOMINEES PTY. LIMITED	Australia
4605170	ERC HOLDCO LLC	United States
116532542	ESCALATOR 2005-2 (COMMODITIES INDEX) PTY LIMITED	Australia
116532533	ESCALATOR 2005-2 (EQUITIES INDEX) PTY LIMITED	Australia
114174211	ESCALATOR 2005 (COMMODITIES INDEX) PTY LIMITED	Australia
114174220	ESCALATOR 2005 (EQUITIES INDEX) PTY LIMITED	Australia
120435841	ESCALATOR 2006 (AUSTRALIAN PROPERTY) PTY LIMITED	Australia
111360528	ESCALATOR AUSTRALIAN INVESTMENT COMPANY PTY LIMITED	Australia
111494574	ESCALATOR GP CO PTY LIMITED	Australia
111494663	ESCALATOR INCOME NOTE CO PTY LIMITED	Australia
111494467	ESCALATOR LP CO PTY LIMITED	Australia
124574116	ESSENTIAL INFRASTRUCTURE AUSTRALIA PTY LIMITED	Australia
79878783	EURO FIN CO PTY LTD	Australia
559916	EVEREST ABSOLUTE RETURN II LIMITED	Virgin Islands, British
4721352	FAS 1 LLC	United States
9636131	FELTER PTY LIMITED	Australia
137357	FINCH SECURITIES LIMITED	Cayman Islands
779888	FIRST CHINA PROPERTY DEVELOPMENT LIMITED	Hong Kong
779889	FIRST CHINA PROPERTY GROUP LIMITED	Hong Kong
779887	FIRST CHINA PROPERTY MANAGEMENT LIMITED	Hong Kong
	FL Tax Investment I LLC	United States
	Focus Global Growth Fund	United States
8604466	FOUCAULT PTY LIMITED	Australia
3432790	FOUR CORNERS CAPITAL MANAGEMENT, LLC	United States
	Fox-Pitt Kelton Cochran Caronia Waller LLC	United States
	Fox-Pitt Kelton Cochran Caronia Waller (USA) Inc. (Merged 30/11/2009)	United States
	Fox-Pitt Kelton Cochran Caronia Waller (USA) LLC	United States
2897779	Fox-Pitt, Kelton Group Limited	United Kingdom
1601171	Fox-Pitt, Kelton Limited	United Kingdom
32157	Fox-Pitt, Kelton N.V.	Netherlands Antilles
692337	FOX-PITT, KELTON (ASIA) LIMITED	Hong Kong
99228	FPK Capital I CIP GP Limited	Jersey
4222775	FREMANTLE ENERGY HOLDINGS LLC	United States
4222772	FREMANTLE ENERGY, LLC	United States
3930054	FREMANTLE WIND HOLDINGS INC	United States
88928296	FUNDCORP HOLDINGS PTY LIMITED	Australia
106204862	FUNDCORP PTY LIMITED	Australia
116419071	FUTURE SCHOOLS PARTNERSHIP PTY LIMITED	Australia
8542685	GALANTHUS AUSTRALIA PTY LIMITED	Australia

1581031	GALANTHUS LEASING PTY LIMITED	Australia
68104558	GARACHINE PTY LIMITED	Australia
	Garrison Energy Center LLC	United States
54001400	GATESUN PTY. LIMITED	Australia
1332891	GENERATOR BONDS LIMITED	New Zealand
108026437	GENERATOR CHARITIES AUSTRALIA PTY LIMITED	Australia
103116954	GENERATOR INVESTMENTS AUSTRALIA LIMITED	Australia
92375329	GIFT SECURITIES PTY LIMITED	Australia
9642942	GILLMAN PTY. LIMITED	Australia
133 561 994	GLIDE ELECTRONIC TICKETING PTY LIMITED	Australia
6296379	Global Asset Transformation Services Limited	United Kingdom
105819181	GLOBAL DEBT INVESTMENTS NO.4 PTY LIMITED	Australia
	Global Real Estate Securities Fund	United States
MC143292	GLOBAL STAR GP LTD	Cayman Islands
4182305	GLOBALIS INVESTMENTS, LLC	United States
8604484	GLORIOLE PTY LIMITED	Australia
	Goldman Sachs Commodity Alpha Beta Portfolio class C	Luxembourg
5481707	Goonzaran Bluebell Funding Limited	United Kingdom
5473771	Goonzaran Bluebell Leasing Limited	United Kingdom
085068 C1/GBL	GREATER CHINA OPPORTUNITIES LIMITED	Mauritius
4521455	Groupe Rossignol Canada Inc.	Canada
0199-01-086076	GROUPE ROSSIGNOL KK	Japan
8637241	HAFLING PTY. LIMITED	Australia
415492	HBEAR CO. NO.1 LIMITED	Ireland
	Health Care Fund	United States
104324441	HEMISPHERE SERVICES PTY LIMITED	Australia
125438600	HENDERSON WA PTY LIMITED	Australia
	HENDERSON WA TRUST	Australia
4317904	High Lonesome Wind, LLC	United States
758010	HILLSAM NOMINEES PTY. LIMITED	Australia
	HOBSON STAFF LOANS TRUST	Australia
451295	HORNSBY SCHOOLS LIMITED	Ireland
104173891	HUB X PTY LIMITED	Australia
97666	Hydra Investments 2007 Limited	Jersey
4581636	I-595 BIDCO LLC	United States
4581634	I-595 HOLDCO LLC	United States
2757020	IDAMENEO (NO. 79) NOMINEES PTY. LIMITED	Australia
9642979	INDEMCO PTY LIMITED	Australia
HRA43929	Industrial Investments Germany GmbH & Co. KG	Germany
65764	INFRASTRUCTURE INVESTMENT NO. 2 LTD.	Cayman Islands
73710942	INFRASTRUCTURE INVESTMENTS NO 1 PTY LIMITED	Australia
	IRVING STAFF LOANS TRUST	Australia
0199-02-036303	JIG HOLDINGS LIMITED	Japan
	JOHNSON MAP STAFF LOANS TRUST	Australia
9641114	JUBILEE PTY. LIMITED	Australia
464138	Juuichi Limited	Ireland
8605070	KALLERAD PTY. LIMITED	Australia
254939	Kandahar Sp. z o.o.	Poland
4721412	KEBA ENERGY, LLC	United States
81119440	KENSINGTON BANKS PTY LIMITED	Australia
1652751	KIDS FIRST PROPERTIES LIMITED	New Zealand
4310212	KNIK ARM CROSSING, LLC	United States
140 135 379	LAKE GEORGE WIND FARM DEVELOPMENTS PTY LTD	Australia
3250833	LANROD PTY LIMITED	Australia
	Large Cap Core Fund	United States

1947757	LATITUDE EQUITIES LIMITED	New Zealand
1943456	LATITUDE FX LIMITED	New Zealand
6789538	Latitude FX Limited	United Kingdom
1947756	LATITUDE GROUP LIMITED	New Zealand
1954594	LATITUDEMARKETS Limited	New Zealand
142723617	Lawson Grains Limited	Australia
	Lawson Grãos Limitida	Brazil
129275234	LEARNSPACE SA HOLDINGS PTY LIMITED	Australia
129274880	LEARNSPACE SA PTY LIMITED	Australia
130271108	LEARNSPACE VIC HOLDINGS PTY LIMITED	Australia
130271180	LEARNSPACE VIC PTY LIMITED	Australia
4708904	LG BIOMASS MISSOURI LLC	United States
8604920	LIANA PTY. LIMITED	Australia
	Liberty Green Renewables Indiana, LLC	United States
HRB80214	Lightning Bolt Germany GmbH	Germany
CH -217-3534284-8	LISA Lange International Sarl	Switzerland
131532664	LIVING EDUCATION HOLDINGS PTY LTD	Australia
131532637	LIVING EDUCATION PTY LTD	Australia
397 727 397 RCS NEVERS	Look Fixations S.A.S.	France
118029664	M & I DEBT INVESTMENTS PTY LIMITED	Australia
118029342	M & I INVESTMENTS HOLDINGS PTY LIMITED	Australia
	MAC FUND ONE TRUST	Australia
80473025	MAC IT 2000 PTY LIMITED	Australia
	MACQUARIE-GLOBALIS BRIC ADVANTAGE FUND (UNHEDGED)	Australia
4196639	MACQUARIE 161, LLC	United States
4717557	MACQUARIE 55 NINTH ST INC.	United States
4707202	MACQUARIE ABS INVESTMENT FUND LLC	United States
4707201	MACQUARIE ABS INVESTMENT MANAGEMENT SERVICES LLC	United States
30416	MACQUARIE ABSOLUTE RETURN STRATEGIES GLOBAL LIMITED	Bermuda
8594885	MACQUARIE ACCEPTANCES LIMITED	Australia
95180788	MACQUARIE ADMIN SERVICES PTY LIMITED	Australia
95180788	MACQUARIE ADMIN SERVICES PTY LIMITED (Former Bank Group)	Australia
131476910	MACQUARIE ADVANCED INVESTMENT MANAGEMENT LIMITED	Australia
WK-211745	Macquarie Advanced Investment Partners G.P. Ltd.	Cayman Islands
	Macquarie Aerospace Inc.	United States
484423	Macquarie Aerospace Ireland Limited	Ireland
44138	MACQUARIE AEROSPACE LIMITED	Bermuda
6517216	Macquarie Affiliated Managers Allegiance (UK) Limited	United Kingdom
4508116	Macquarie Affiliated Managers Holdings (USA) Inc.	United States
	Macquarie Affiliated Managers (USA) Inc.	United States
	Macquarie Affiliated Managers (USA) LLC	United States
2000/001243/07	MACQUARIE AFRICA (PROPRIETARY) LIMITED	South Africa
122169368	MACQUARIE AGRICULTURAL FUNDS MANAGEMENT LTD	Australia
116381634	MACQUARIE AGRICULTURAL SERVICES PTY LIMITED	Australia
139 633 015	MACQUARIE AIRCRAFT LEASING HOLDINGS PTY LIMITED	Australia
139 654 407	MACQUARIE AIRCRAFT LEASING LIMITED	Australia
130 643 319	MACQUARIE AIRCRAFT LEASING SERVICES (AUSTRALIA) PTY LTD	Australia
	MACQUARIE AIRCRAFT LEASING TRUST A	Australia
4599578	MACQUARIE AIRPORT SERVICES (USA) INC.	United States
3461469	Macquarie Allegiance Capital, LLC	United States
103237181	MACQUARIE ALTERNATIVE ASSETS MANAGEMENT LIMITED	Australia

142 495 958	MACQUARIE ALTERNATIVE PROPERTY HOLDINGS PTY LIMITED	Australia
3379259	MACQUARIE AMERICAS CORP	United States
124071414	MACQUARIE AMERICAS HOLDINGS PTY LTD	Australia
4717558	MACQUARIE ARGENTA INC.	United States
128071545	MACQUARIE ASCARI HOLDINGS PTY LIMITED	Australia
71501963	MACQUARIE ASIA HOLDINGS PTY LIMITED	Australia
619928	MACQUARIE ASIA LIMITED	Hong Kong
MC-25427	Macquarie Asia Pacific Private Equity Offshore Fund, L.P.	Cayman Islands
EC-31595	MACQUARIE ASIA PROPERTY ADVISERS LIMITED	Bermuda
37186	MACQUARIE ASIA REAL ESTATE LIMITED	Bermuda
105453638	MACQUARIE ASIA REAL ESTATE MANAGEMENT LIMITED (Former Bank Group)	Australia
105453638	MACQUARIE ASIA REAL ESTATE MANAGEMENT PTY LIMITED	Australia
1049991	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED	Virgin Islands, British
T07FC7008F	MACQUARIE ASIA STRUCTURED TRANSACTIONS LIMITED (SINGAPORE BRANCH)	Singapore
	MACQUARIE ASIAN PACIFIC PROPERTY 2007 LP	Australia
0199-01-107687	MACQUARIE ASSET FINANCE JAPAN LIMITED	Japan
64219601	MACQUARIE ASSET FINANCE LIMITED	Australia
57952C1/GBL	MACQUARIE ASSET FINANCE MAURITIUS LTD	Mauritius
116796082	MACQUARIE ASSET LEASING TRUST	Australia
4578015	MACQUARIE ASSET MANAGEMENT INC.	United States
4578015	MACQUARIE ASSET MANAGEMENT INC. (Former Non-Bank Group)	United States
1263583	MACQUARIE ASSET MANAGEMENT PTY LIMITED	Australia
81706167	MACQUARIE ASSET SERVICES LIMITED (Former Bank Group)	Australia
77193956	MACQUARIE AUSTRALIA FINANCE PTY LIMITED	Australia
6055796	MACQUARIE AUSTRALIA INTERNATIONAL PTY LIMITED	Australia
736210	MACQUARIE AUSTRALIA PTY LIMITED	Australia
74453286	MACQUARIE AUSTRALIA SECURITIES LIMITED	Australia
8660811	MACQUARIE AUSTRALIA TECHNOLOGY PTY LIMITED	Australia
	MACQUARIE AUSTRALIAN EQUITY INCOME FUND	Australia
	MACQUARIE AUSTRALIAN PURE INDEXED EQUITIES FUND	Australia
FN215363K	Macquarie Austria GmbH	Austria
4687739	MACQUARIE AUTOPARK INC.	United States
121836191	MACQUARIE AVENIR NO. 1 PTY LIMITED	Australia
121836235	MACQUARIE AVENIR NO. 2 PTY LIMITED	Australia
368579	MACQUARIE AVIATION CAPITAL FINANCE LIMITED	Ireland
368589	MACQUARIE AVIATION CAPITAL GROUP	Ireland
368580	MACQUARIE AVIATION CAPITAL LIMITED	Ireland
8607047	MACQUARIE AVIATION NO 1 CO PTY LIMITED	Australia
75176733	MACQUARIE AVIATION (NO. 1) PTY LIMITED	Australia
6309906	Macquarie Bank International Limited	United Kingdom
HRB 84986	Macquarie Bank International Limited, Niederlassung Deutschland	Germany
FN 331748 s	Macquarie Bank International Limited, Vienna Branch	Austria
8583542	MACQUARIE BANK LIMITED	Australia
	MACQUARIE BANK LIMITED REPRESENTATIVE OFFICE (SEATTLE)	United States
R.E.A.:n.1780333	MACQUARIE BANK LIMITED (ITALY BRANCH)	Italy
FC018220	Macquarie Bank Limited (London Branch)	United Kingdom
104-84-07697	MACQUARIE BANK LIMITED (SEOUL BRANCH)	Korea, Republic of
1531997	MACQUARIE BANK SUPERANNUATION PTY. LIMITED	Australia
5939070	MACQUARIE BARNETT LLC	United States

109280819	MACQUARIE BATHURST STREET PTY LIMITED	Australia
R.P.M. 892390892	Macquarie Belgium TCG SPRL	Belgium
42536	Macquarie Bermuda Investments Limited	Bermuda
HRB 232767	Macquarie Beteiligungstreuhand GmbH	Germany
HRB 86921	Macquarie Beteiligungsverwaltungs GmbH	Germany
657826-8	Macquarie BFS Holdings Ltd.	Canada
4708902	MACQUARIE BIOMASS LLC	United States
	MACQUARIE BLENDED PROPERTY TRUST	Australia
CNPJ03.516.449/0001	MACQUARIE BRASIL PARTICIPACOES LTDA	Brazil
83822404	MACQUARIE BUSINESS INVESTMENT SERVICES PTY LIMITED	Australia
124071432	MACQUARIE B.H. PTY LTD	Australia
69344289	MACQUARIE CAF USD LEASING CO NO 1 PTY LIMITED	Australia
69344387	MACQUARIE CAF USD SECURITY CO NO 1 PTY LIMITED	Australia
683412-4	Macquarie Canada Services Ltd.	Canada
426530-1	Macquarie Canadian Infrastructure Management Limited	Canada
6489800	Macquarie Canadian Investment Holdings Ltd.	Canada
2149053	Macquarie Capital Acquisitions (Canada) Ltd.	Canada
716740-7	Macquarie Capital Acquisitions (Canada) No.2 Ltd	Canada
130 342 915	MACQUARIE CAPITAL ADVISERS CRE PTY LTD	Australia
123199548	MACQUARIE CAPITAL ADVISERS LIMITED	Australia
740	Macquarie Capital Advisers (Dubai) Limited	United Arab Emirates
11-90696	Macquarie Capital Advisers (India) Private Limited	India
105777704	MACQUARIE CAPITAL ALLIANCE MANAGEMENT LIMITED	Australia
137760822	MACQUARIE CAPITAL ARGENTINA PTY LTD	Australia
1818250	Macquarie Capital Argentina Pty Ltd (Sucursal Argentina)	Argentina
132 864 950	MACQUARIE CAPITAL CIS HOLDINGS PTY LTD	Australia
22407	Macquarie Capital CIS Holdings Pty Ltd (Russia Branch)	Russian Federation
4733273	Macquarie Capital Dunlop Acquisitions LLC	United States
133 664 632	MACQUARIE CAPITAL FINANCE HOLDINGS (AUSTRALIA) PTY LIMITED	Australia
127829458	MACQUARIE CAPITAL FINANCE (AUSTRALIA) PTY LTD	Australia
736	Macquarie Capital Finance (Dubai) Limited	United Arab Emirates
LP561	MACQUARIE CAPITAL FUNDING L.P.	Jersey
88464	Macquarie Capital Funding (GP) Limited	Jersey
110605724	MACQUARIE CAPITAL FUNDING (LP) PTY LIMITED	Australia
127735960	Macquarie Capital Funds Advisory Services Pty Limited	Australia
418159-0	Macquarie Capital Funds Canada Ltd.	Canada
4346793	MACQUARIE CAPITAL FUNDS INC	United States
84828437	MACQUARIE CAPITAL FUNDS LIMITED	Australia
1210279	MACQUARIE CAPITAL FUNDS (ASIA) LIMITED	Hong Kong
744	Macquarie Capital Funds (Dubai) Limited	United Arab Emirates
3976881	Macquarie Capital Funds (Europe) Limited	United Kingdom
499 798 742	Macquarie Capital Funds (Europe) Limited, Paris Branch	France
	MACQUARIE CAPITAL FUNDS (MEXICO) S.A de C.V	Mexico
96705109	MACQUARIE CAPITAL GROUP LIMITED	Australia
FC027878	MACQUARIE CAPITAL GROUP LIMITED (UK BRANCH)	United Kingdom
2149050	Macquarie Capital Holdings (Canada) Ltd.	Canada
687	Macquarie Capital Holdings (Dubai) Limited	United Arab Emirates
123199253	MACQUARIE CAPITAL INTERNATIONAL HOLDINGS PTY LIMITED	Australia
4607360	MACQUARIE CAPITAL INVESTMENT MANAGEMENT INC.	United States
3752829	MACQUARIE CAPITAL INVESTMENT MANAGEMENT LLC	United States

86159060	MACQUARIE CAPITAL INVESTMENT MANAGEMENT (AUSTRALIA) LIMITED	Australia
77595012	MACQUARIE CAPITAL LOANS MANAGEMENT LIMITED	Australia
565608	Macquarie Capital Markets Canada Ltd./Marchés Financiers Macquarie Canada Ltée.	Canada
1079073	Macquarie Capital Markets North America Ltd./Marchés Financiers Macquarie Amérique Du Nord Ltée.	Canada
128212868	MACQUARIE CAPITAL PRODUCTS LIMITED	Australia
WK-203889	Macquarie Capital Products (CI) Limited	Cayman Islands
2104407	MACQUARIE CAPITAL PRODUCTS (NZ) LIMITED	New Zealand
B138295	Macquarie Capital SA	Luxembourg
135973	Macquarie Capital Securities Limited	Hong Kong
110-84-02227	MACQUARIE CAPITAL SECURITIES LIMITED (SEOUL BRANCH)	Korea, Republic of
89407381	MACQUARIE CAPITAL SECURITIES LIMITED (TAIWAN BRANCH)	Taiwan
11-89592	MACQUARIE CAPITAL SECURITIES (INDIA) PRIVATE LIMITED	India
MC-134609	MACQUARIE CAPITAL SECURITIES (JAPAN) LIMITED	Cayman Islands
0199-03-012063	MACQUARIE CAPITAL SECURITIES (JAPAN) LIMITED (TOKYO BRANCH)	Japan
463469-W	MACQUARIE CAPITAL SECURITIES (MALAYSIA) SDN. BHD.	Malaysia
15184/2070	MACQUARIE CAPITAL SECURITIES (MAURITIUS) LIMITED	Mauritius
180496	Macquarie Capital Securities (Philippines) Inc.	Philippines
198702912C	MACQUARIE CAPITAL SECURITIES (SINGAPORE) PTE. LIMITED	Singapore
137009404	MACQUARIE CAPITAL SIFC JV PARTICIPANT PTY LIMITED	Australia
680634-1	Macquarie Capital Specialized Financing Limited	Canada
4733273	Macquarie Capital US Acquisitions LLC	United States
133 001 359	MACQUARIE CAPITAL WIND MANAGEMENT PTY LTD	Australia
3704031	Macquarie Capital (Europe) Limited	United Kingdom
516404-9909	Macquarie Capital (Europe) Limited UK Filial, Sweden	Sweden
34297902	Macquarie Capital (Europe) Limited, Amsterdam Branch	Netherlands
905963	Macquarie Capital (Europe) Limited, Dublin Branch	Ireland
HRB 82506	Macquarie Capital (Europe) Limited, Niederlassung Deutschland	Germany
478 586 167	Macquarie Capital (Europe) Limited, Paris Branch	France
611405	MACQUARIE CAPITAL (HONG KONG) LIMITED	Hong Kong
MCM081013SY0	MACQUARIE CAPITAL (MEXICO), S.A. de C.V.	Mexico
1952567	MACQUARIE CAPITAL (NEW ZEALAND) LIMITED	New Zealand
199704430K	MACQUARIE CAPITAL (SINGAPORE) PTE. LIMITED	Singapore
6388283	Macquarie Capital (UK) Limited	United Kingdom
2382080	MACQUARIE CAPITAL (USA) INC	United States
4684152	MACQUARIE CAPITOLA VILLAS INC.	United States
169009	MACQUARIE CAYMAN HOLDINGS 2 CO.	Cayman Islands
169009	MACQUARIE CAYMAN HOLDINGS 2 CO. (Former Non-Bank Group)	Cayman Islands
168347	MACQUARIE CAYMAN HOLDINGS CO	Cayman Islands
124022126	MACQUARIE CHEONGNA INVESTMENT PTY LTD	Australia
42381	MACQUARIE CHINA RETAIL COMPANY 1 LIMITED	Bermuda
1-65845	Macquarie Climate Change Investments PNG Limited	Papua New Guinea
97868687	MACQUARIE CLO INVESTMENTS NO.1 PTY LIMITED	Australia
65178618	MACQUARIE CLO INVESTMENTS NO.2 PTY LIMITED	Australia
4662005	MACQUARIE COMMODITIES FACTORING LLC	United States
6863247	Macquarie Commodities Factoring (UK) Limited	United Kingdom
5259503	Macquarie Commodities Finance (UK) Limited	United Kingdom
35304	MACQUARIE COMMODITIES FUND LTD	Bermuda
4668206	MACQUARIE COMMODITIES FUNDING (USA) LLC	United States

4071304	MACQUARIE COMMODITIES HOLDINGS (USA) LLC	United States
4100974	MACQUARIE COMMODITIES TRADING INC.	United States
5259474	Macquarie Commodities (UK) Limited	United Kingdom
4383511	MACQUARIE COMMODITIES (USA) INC	United States
111117465	MACQUARIE COMMUNITY PARTNERSHIPS PTY LIMITED	Australia
96629471	MACQUARIE CONCEPT BLUE PTY LTD	Australia
4240241	MACQUARIE COOK POWER INC (Merged into Macquarie Energy LLC 01/02/2010)	United States
3689502	MACQUARIE CORIOLIS HOLDINGS INC	United States
4752472	Macquarie Corona Energy Holdings Limited	United Kingdom
4624506	MACQUARIE CORPORATE AND ASSET FINANCE CONSULTING INC.	United States
4618137	MACQUARIE CORPORATE AND ASSET FINANCE HOLDINGS INC.	United States
6198910	MACQUARIE CORPORATE AND ASSET FINANCE LIMITED	Australia
4624264	MACQUARIE CORPORATE AND ASSET FUNDING INC.	United States
8606862	MACQUARIE CORPORATE FINANCE HOLDINGS PTY LTD	Australia
8595426	MACQUARIE CORPORATE FINANCE LIMITED	Australia
HRB52973	MACQUARIE CORPORATE FINANCE LIMITED NIEDERLASSUNG DEUTSCHLAND	Germany
1911031568	MACQUARIE CORPORATE FINANCE (USA) INC	United States
3835213	MACQUARIE COTTON INTERNATIONAL INC	United States
4552354	Macquarie CPS LLC	United States
131311021	MACQUARIE CPS MANAGEMENT PTY LIMITED	Australia
129962358	Macquarie CPS Trust	Australia
4774619	Macquarie Crop Partners GP, LLC	United States
75067631	MACQUARIE DEBF PTY LIMITED	Australia
132821580	MACQUARIE DELTA1 FINANCE SERVICES PTY LIMITED	Australia
29318190	Macquarie Denmark Limited A/S	Denmark
102607616	MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	Australia
134474712	MACQUARIE DEVELOPMENT CAPITAL MANAGEMENT PTY LIMITED	Australia
82018399	MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	Australia
126768714	MACQUARIE DEVELOPMENT CAPITAL (AUS) PTY LIMITED	Australia
91936515	MACQUARIE DEVELOPMENT DIRECTION PTY LIMITED	Australia
131165921	MACQUARIE DIGGERS REST HOLDINGS PTY LIMITED	Australia
115402349	MACQUARIE DIGITAL PTY LIMITED	Australia
8607083	MACQUARIE DIRECT INVESTMENT LIMITED	Australia
126143879	MACQUARIE DIRECT PERTH PTY LIMITED (Former Bank Group)	Australia
73623784	MACQUARIE DIRECT PROPERTY MANAGEMENT LIMITED (Former Bank Group)	Australia
85795651	MACQUARIE DISTRIBUTION PTY LIMITED	Australia
114099795	MACQUARIE DIVERSIFIED ASSET ADVISORY PTY LIMITED	Australia
96211424	MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	Australia
98127578	MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	Australia
98127569	MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	Australia
94464365	MACQUARIE DIVERSIFIED PORTFOLIO INVESTMENTS PTY LIMITED	Australia
106197488	MACQUARIE DYNAMIC MANAGEMENT PTY LIMITED	Australia
4257710	MACQUARIE DYNAMIC MANAGEMENT (USA) INC	United States
3635201	MACQUARIE ELECTRONICS CONSULTING INC	United States
363806	MACQUARIE ELECTRONICS LIMITED	Ireland
363803	MACQUARIE ELECTRONICS REMARKETING LIMITED	Ireland
Delaware #3567972	MACQUARIE ELECTRONICS USA INC	United States
Delaware #3567972	MACQUARIE ELECTRONICS USA INC (Former Non-Bank Group)	United States

200408424K	MACQUARIE EMERGING MARKETS ARBITRAGE TRADING PTE. LIMITED	Singapore
F13634	MACQUARIE EMERGING MARKETS ARBITRAGE TRADING PTE. LIMITED (NON HONG KONG COMPANY) (Branch ceased effective 24/06/2009)	Hong Kong
200408424K	MACQUARIE EMERGING MARKETS ARBITRAGE TRADING PTE. LIMITED (wef 20/05/2009) (Former Non-Bank Group)	Singapore
143365673	Macquarie Emerging Markets Investments Pty Ltd	Australia
127185719	MACQUARIE EMG HOLDINGS PTY LIMITED	Australia
6774476	Macquarie Energy Assets Holdings Limited	United Kingdom
4708900	MACQUARIE ENERGY ASSETS LLC	United States
6643795	Macquarie Energy Canada Ltd.	Canada
664382-5	Macquarie Energy Holdings Canada II Ltd	Canada
664374-4	Macquarie Energy Holdings Canada Ltd.	Canada
122300592	MACQUARIE ENERGY HOLDINGS PTY LTD	Australia
4554443	Macquarie Energy Investments LLC	United States
2468860	Macquarie Energy LLC	United States
#4023664	MACQUARIE ENERGY NORTH AMERICA FINANCE INC.	United States
4023666	MACQUARIE ENERGY NORTH AMERICA TRADING INC.	United States
	MACQUARIE ENHANCED GLOBAL BOND FUND	Australia
	MACQUARIE ENHANCED PROPERTIES SECURITIES FUND	Australia
4457323	MACQUARIE EQUIPMENT FINANCE HOLDINGS LLC	United States
262381	MACQUARIE EQUIPMENT FINANCE LIMITED	New Zealand
421234	Macquarie Equipment Finance Limited	Ireland
605377-7	Macquarie Equipment Finance Ltd./Macquarie Financement d'Équipement Ltée.	Canada
124335593	MACQUARIE EQUIPMENT FINANCE PTY LIMITED	Australia
475730	Macquarie Equipment Finance Services Limited	Ireland
4463641	Macquarie Equipment Finance, LLC	United States
468487	Macquarie Equipment Funding Limited	Ireland
4463642	Macquarie Equipment Funding, LLC	United States
4573131	MACQUARIE EQUIPMENT LEASING FUND, LLC (Former Non-Bank Group)	United States
112079268	MACQUARIE EQUIPMENT RENTALS PTY LIMITED	Australia
	MACQUARIE EQUITIES BRASIL ADMINISTRACAO DE FUNDOS E PARTICIPACAO LTDA	Brazil
WN1114218	MACQUARIE EQUITIES CUSTODIANS LIMITED	New Zealand
2574923	MACQUARIE EQUITIES LIMITED	Australia
WN/1007806	MACQUARIE EQUITIES NEW ZEALAND LIMITED	New Zealand
485394	MACQUARIE EQUITIES (ASIA) LIMITED	Hong Kong
63906392	MACQUARIE EQUITIES (US) HOLDINGS PTY. LIMITED	Australia
1374572	MACQUARIE EQUITY CAPITAL MARKETS PTY LIMITED	Australia
6294706	Macquarie Equity Products (UK) Limited	United Kingdom
	MACQUARIE ESCALATOR 2005-2 (COMMODITIES INDEX) LP	Australia
	MACQUARIE ESCALATOR 2005-2 (EQUITIES INDEX) LP	Australia
	MACQUARIE ESCALATOR 2005 (COMMODITIES INDEX) LP	Australia
	MACQUARIE ESCALATOR 2005 (EQUITIES INDEX) LP	Australia
	MACQUARIE ESCALATOR 2006 (AUSTRALIAN PROPERTY) LP	Australia
	MACQUARIE ESCALATOR LP	Australia
4714085	MACQUARIE ESPRIT INC.	United States
114801464	MACQUARIE EUROPEAN FINANCIAL INVESTMENTS PTY LTD	Australia
78771123	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED	Australia
F15820	MACQUARIE EUROPEAN HOLDINGS PTY LIMITED (NON HONG KONG COMPANY)	Hong Kong
6146573	Macquarie European Investment Holdings Limited	United Kingdom
128078277	MACQUARIE EVP HOLDING COMPANY PTY LIMITED	Australia

6863307	Macquarie Factoring Finance (UK) Limited	United Kingdom
6863285	Macquarie Factoring (UK) Limited	United Kingdom
116582524	MACQUARIE FARM ASSETS AND RESOURCES MANAGEMENT LIMITED	Australia
	Macquarie FG Holdings Inc.	United States
6855383	Macquarie FICC (UK) Limited	United Kingdom
132 573 436	MACQUARIE FIEX INVESTMENT PTY LIMITED	Australia
118817440	MACQUARIE FINANCE HOLDINGS LIMITED	Australia
106-81-94256	MACQUARIE FINANCE KOREA CO., LTD.	Korea, Republic of
1214964	MACQUARIE FINANCE LIMITED	Australia
U65999MH2009PTC190863	MACQUARIE FINANCE (INDIA) PRIVATE LIMITED	India
1065067	MACQUARIE FINANCE (NZ) LIMITED	New Zealand
2984767	Macquarie Finance (UK) Ltd.	United Kingdom
4248104	MACQUARIE FINANCE (USA) INC	United States
124071398	MACQUARIE FINANCIAL HOLDINGS LIMITED	Australia
F15819	MACQUARIE FINANCIAL HOLDINGS LIMITED (NON HONG KONG COMPANY)	Hong Kong
4228146	Macquarie Financial Ltd./Financiere Macquarie Ltee.	Canada
95135694	MACQUARIE FINANCIAL PRODUCTS MANAGEMENT LIMITED	Australia
128948498	MACQUARIE FINANCIAL SERVICES HOLDINGS PTY LIMITED	Australia
6395646	Macquarie Financial Services Holdings (UK) Limited	United Kingdom
200800950C	MACQUARIE FINANCIAL SERVICES (ASIA) PTE LIMITED	Singapore
2007/030612/07	Macquarie Financial Trustees (Proprietary) Limited	South Africa
8606764	MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	Australia
200813631K	MACQUARIE FIXED INCOME CURRENCIES AND COMMODITIES (SINGAPORE) PTE. LIMITED	Singapore
69344154	MACQUARIE FLEET LEASING PTY LIMITED	Australia
	MACQUARIE FLEXI 100 TRUST	Australia
93752946	MACQUARIE FORESTRY SERVICES PTY LIMITED	Australia
113113214	MACQUARIE FORTRESS INVESTMENTS LIMITED	Australia
481 104 479 R.C.S. Paris	Macquarie France SARL	France
B143751	Macquarie Fund Solutions	Luxembourg
	Macquarie Fund Solutions - Macquarie and Rogers China Agriculture Fund	Luxembourg
	Macquarie Fund Solutions - Macquarie Emerging Markets Infrastructure Securities Fund	Luxembourg
	Macquarie Fund Solutions - Macquarie Emerging Markets Opportunities Fund	Luxembourg
4240236	MACQUARIE FUNDING HOLDINGS INC	United States
6581935	Macquarie Funding Inc.	Canada
LP00000352	MACQUARIE FUNDING LIMITED PARTNERSHIP	Australia
2021841	MACQUARIE FUNDING NEW ZEALAND LIMITED	New Zealand
BC0847563	Macquarie Funding (B.C.) Inc.	Canada
113054569	MACQUARIE FUNDS HEDGING PTY LTD	Australia
93177407	MACQUARIE FUNDS MANAGEMENT HOLDINGS PTY LIMITED	Australia
724745	MACQUARIE FUNDS MANAGEMENT HONG KONG LIMITED	Hong Kong
6880217	MACQUARIE FUNDS MANAGEMENT PTY LIMITED	Australia
	MACQUARIE FUNDS MANAGEMENT SPC	Cayman Islands
	MACQUARIE FUNDS MANAGEMENT (USA) INC.	United States
4088350	MACQUARIE FUTURES USA INC	United States
170076	MACQUARIE FUTURES & OPTIONS (HONG KONG) LIMITED	Hong Kong
111631	MACQUARIE FUTURES (ASIA) LIMITED	Hong Kong
137072112	MACQUARIE FX INVESTMENTS PTY LTD	Australia
HRB 82733	Macquarie Germany Holdings GmbH	Germany
117033226	MACQUARIE GLASSCOCKS PTY LIMITED	Australia
84388947	MACQUARIE GLOBAL DEBT INVESTMENTS NO.1 PTY LIMITED	Australia

75176779	MACQUARIE GLOBAL DEBT INVESTMENTS NO.2 PTY LIMITED	Australia
068897C1/GBL	MACQUARIE GLOBAL FINANCE SERVICES (MAURITIUS) LIMITED	Mauritius
4633002	MACQUARIE GLOBAL GROWTH ADVISORS LLC	United States
4633008	MACQUARIE GLOBAL GROWTH MANAGERS LLC	United States
4632997	MACQUARIE GLOBAL INCOME ADVISORS LLC	United States
4633006	MACQUARIE GLOBAL INCOME MANAGERS LLC	United States
	MACQUARIE GLOBAL INFRASTRUCTURE TRUST	Australia
5259497	Macquarie Global Investments (UK) Limited	United Kingdom
	MACQUARIE GLOBAL OPPORTUNITIES PARTNERS GP LTD	Cayman Islands
131 661 697	MACQUARIE GLOBAL OPPORTUNITIES PARTNERS INVESTMENT PTY LTD	Australia
131 661 697	MACQUARIE GLOBAL OPPORTUNITIES PARTNERS INVESTMENT PTY LTD	Australia
4332814	Macquarie Global Opportunities Partners LLC	United States
110930964	MACQUARIE GLOBAL PROPERTY FUNDS LIMITED	Australia
	MACQUARIE GLOBAL RESOURCES MASTER HEDGE FUND LP	Virgin Islands, British
1480825	MACQUARIE GLOBAL RESOURCES OFFSHORE HEDGE FUND LIMITED	Virgin Islands, British
168982	MACQUARIE GLOBAL SERVICES PRIVATE LIMITED	India
	MACQUARIE GLOBAL SOVEREIGN BOND FUND	Australia
5488013	Macquarie GP Limited	United Kingdom
5718600	Macquarie GP2 Limited	United Kingdom
1952566	MACQUARIE GROUP HOLDINGS NEW ZEALAND LIMITED	New Zealand
124071478	MACQUARIE GROUP HOLDINGS NO.3 PTY LTD	Australia
200412291W	MACQUARIE GROUP HOLDINGS (SINGAPORE) PTE LIMITED	Singapore
6357992	Macquarie Group Holdings (UK) No.1 Limited	United Kingdom
6357999	Macquarie Group Holdings (UK) No.2 Limited	United Kingdom
7032532	Macquarie Group Holdings (UK) No.4 Limited	United Kingdom
6373218	Macquarie Group Investments (UK) Limited	United Kingdom
122169279	MACQUARIE GROUP LIMITED	Australia
245979	MACQUARIE GROUP NEW ZEALAND LIMITED	New Zealand
116467031	MACQUARIE GROUP SERVICES AUSTRALIA PTY LTD	Australia
FC027877	MACQUARIE GROUP SERVICES AUSTRALIA PTY LTD (UK BRANCH)	United Kingdom
124071389	MACQUARIE GROUP (US) HOLDINGS NO.1 PTY LTD	Australia
599031	MACQUARIE HALLWAY PROPERTY LIMITED	Virgin Islands, British
MC-159571	MACQUARIE HARBOURSIDE ASSET MANAGEMENT LIMITED	Cayman Islands
112058072	MACQUARIE HEALTH AND RETIREMENT PTY LIMITED	Australia
not registered	MACQUARIE HOLDINGS TRUST	Australia
728003-3	Macquarie Holdings (Canada) Ltd	Canada
MHM08101318A	MACQUARIE HOLDINGS (MEXICO), S.A. DE C.V.	Mexico
200703280D	MACQUARIE HOLDINGS (SINGAPORE) PTE. LTD.	Singapore
6309919	Macquarie Holdings (UK) No.1 Limited	United Kingdom
2428034	MACQUARIE HOLDINGS (U.S.A.) INC.	United States
1344888	MACQUARIE HONG KONG FINANCE INTERNATIONAL LIMITED	Hong Kong
MC-199805	MACQUARIE HONG KONG FINANCE LIMITED	Cayman Islands
133001751	MACQUARIE I A RETURNS PTY LIMITED	Australia
3075842	MACQUARIE INC	United States
116548880	MACQUARIE INCOME INVESTMENTS LIMITED	Australia
	MACQUARIE INDEX LINKED PROPERTY SECURITIES FUND	Australia
58341C1/GBL	MACQUARIE INDIA HOLDINGS LIMITED	Mauritius
200823500E	MACQUARIE INDIA INFRASTRUCTURE MANAGEMENT HOLDINGS PTE. LIMITED	Singapore

130542924	MACQUARIE INDIA PROPERTIES PTY LIMITED	Australia
130542924	MACQUARIE INDIA PROPERTIES PTY LIMITED (Former Bank Group)	Australia
58340C2/GBL	MACQUARIE INDIAN AIRPORTS TWO LIMITED	Mauritius
71501918	MACQUARIE INDONESIA HOLDINGS PTY LIMITED	Australia
C41803	MACQUARIE INDUSTRIAL INVESTMENTS MALTA LIMITED	Malta
LP12751	Macquarie Infrastructure Development Fund LP	United Kingdom
74311390	MACQUARIE INFRASTRUCTURE FUNDS MANAGEMENT PTY LIMITED	Australia
5755862	Macquarie Infrastructure GP Limited	United Kingdom
CH-170.3.028.960-5/	MACQUARIE INFRASTRUCTURE HOLDINGS AG	Switzerland
112772871	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED	Australia
T06FC6823A	MACQUARIE INFRASTRUCTURE MANAGEMENT (ASIA) PTY LIMITED - SINGAPORE BRANCH	Singapore
3707788	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC	United States
72677993	MACQUARIE INFRASTRUCTURE NO.2 PTY LIMITED	Australia
4339673	Macquarie Infrastructure Partners Canada GP Ltd.	Canada
6372304	MACQUARIE INFRASTRUCTURE PARTNERS II GP LLC	United States
4088348	MACQUARIE INFRASTRUCTURE PARTNERS INC	United States
4106439	MACQUARIE INFRASTRUCTURE PARTNERS U.S GP LLC	United States
29003	MACQUARIE INFRASTRUCTURE PRIVATE TRUSTEE COMPANY LIMITED	Bermuda
72652736	MACQUARIE INFRASTRUCTURE PTY LIMITED	Australia
41533	MACQUARIE INFRASTRUCTURE REINSURANCE COMPANY LIMITED	Bermuda
1460256	Macquarie Insurance Services Ltd./Services D'Assurances Macquarie Ltée	Canada
129 526 272	MACQUARIE INSURANCE SOLUTIONS (BROKER) PTY LTD	Australia
200505701K	MACQUARIE INSURANCE (SINGAPORE) PTE. LTD.	Singapore
117787C	Macquarie International Advisory Limited	Isle of Man
502151	MACQUARIE INTERNATIONAL CAPITAL MARKETS LIMITED	Hong Kong
92985263	MACQUARIE INTERNATIONAL FINANCE LIMITED	Australia
4125302	Macquarie International Holdings Limited	United Kingdom
310000400294785 (Jing An)	MACQUARIE INTERNATIONAL HOUSING AND LAND CONSULTING (SHANGHAI) COMPANY LIMITED	China
LP013238	Macquarie International Investment Holdings LP	United Kingdom
B142903	Macquarie International Investments Holdings L.P. & Cies S.E.N.C.	Luxembourg
108590996	MACQUARIE INTERNATIONAL INVESTMENTS PTY LIMITED	Australia
1802574	Macquarie International Limited	United Kingdom
104-84-05215	MACQUARIE INTERNATIONAL LIMITED SEOUL BRANCH	Korea, Republic of
F11422	MACQUARIE INTERNATIONAL LIMITED (NON HONG KONG COMPANY)	Hong Kong
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO	Cayman Islands
169002	MACQUARIE INTERNATIONAL NEW YORK PARKING CO (Former Non-Bank Group)	Cayman Islands
127487601	MACQUARIE INTERNATIONAL OFFICE PTY LIMITED (Former Bank Group)	Australia
78980668	MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	Australia
169050	MACQUARIE INTERNATIONAL SC INVESTMENTS CO	Cayman Islands
	MACQUARIE INTERNATIONAL SMALL CAP ROADS CO. (In Dissolution)	Cayman Islands
4957256	Macquarie Internationale Investments Limited	United Kingdom
785179	MACQUARIE INVESTMENT ADVISORY (BEIJING) CO LTD	China
122939600	MACQUARIE INVESTMENT HOLDINGS LIMITED	Australia
112017919	MACQUARIE INVESTMENT HOLDINGS NO.2 PTY LIMITED	Australia
2867003	MACQUARIE INVESTMENT MANAGEMENT LTD	Australia

B108283	MACQUARIE INVESTMENT MANAGEMENT SARL	Luxembourg
41471	MACQUARIE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	Bermuda
WN1114216	MACQUARIE INVESTMENT MANAGEMENT (NZ) LIMITED	New Zealand
71745401	MACQUARIE INVESTMENT SERVICES LIMITED	Australia
not registered	MACQUARIE INVESTMENT TRUST	Australia
36631	MACQUARIE INVESTMENT (HONG KONG) LIMITED	Hong Kong
5582630	Macquarie Investments 1 Limited	United Kingdom
5708696	Macquarie Investments 2 Limited	United Kingdom
7012592	Macquarie Investments 3 Limited	United Kingdom
69416977	MACQUARIE INVESTMENTS AUSTRALIA PTY LIMITED	Australia
HRB 74953	Macquarie Investments Deutschland GmbH	Germany
4092888	MACQUARIE INVESTMENTS LLC	United States
LP00000051	MACQUARIE INVESTMENTS NO. 2 LIMITED PARTNERSHIP	Australia
0	MACQUARIE INVESTMENTS NO. 3 LIMITED PARTNERSHIP	Australia
200718499D	MACQUARIE INVESTMENTS SINGAPORE PTE. LIMITED	Singapore
2009/012283/07	Macquarie Investments (Proprietary) Limited	South Africa
WK-133809	MACQUARIE INVESTMENTS (SINGAPORE) LIMITED	Cayman Islands
4104671	Macquarie Investments (UK) Limited	United Kingdom
4248101	MACQUARIE INVESTMENTS (USA) INC	United States
6373185	Macquarie Investor Products (UK) Limited	United Kingdom
119211433	MACQUARIE INVESTORS PTY LTD	Australia
459515-H	MACQUARIE IT SDN BHD	Malaysia
459515-H	MACQUARIE IT SDN BHD (Former Non-Bank Group)	Malaysia
107147222	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED	Australia
0199-03-012002	MACQUARIE JAPAN INFRASTRUCTURE NO.1 PTY LIMITED (JAPAN BRANCH)	Japan
107147188	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED	Australia
0199-03-011932	MACQUARIE JAPAN INFRASTRUCTURE NO.2 PTY LIMITED (JAPAN BRANCH)	Japan
117560282	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED	Australia
0199-03-012590	MACQUARIE JAPAN INFRASTRUCTURE NO.3 PTY LIMITED (JAPAN BRANCH)	Japan
117560415	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED	Australia
0199-03-012591	MACQUARIE JAPAN INFRASTRUCTURE NO.4 PTY LIMITED (JAPAN BRANCH)	Japan
119106053	MACQUARIE JAQUES PTY LIMITED	Australia
110990184	MACQUARIE JIN LIN PTY LIMITED	Australia
122774289	MACQUARIE KEMBLE WATER HOLDINGS PTY LTD	Australia
128743822	MACQUARIE KEYAKIZAKA HOLDINGS PTY LIMITED	Australia
128743546	MACQUARIE KIOIZAKA HOLDINGS PTY LIMITED	Australia
1193962	MACQUARIE KNOWLEDGE EXCHANGE LIMITED	Hong Kong
104-81-95716	MACQUARIE KOREA OPPORTUNITIES MANAGEMENT LTD	Korea, Republic of
110356968	MACQUARIE LAH PTY LIMITED	Australia
5867292	Macquarie Leasing Limited	United Kingdom
2675032	MACQUARIE LEASING NSW PTY. LIMITED	Australia
2674982	MACQUARIE LEASING PTY. LIMITED	Australia
10529638	MACQUARIE LEASING QLD PTY. LIMITED	Australia
1156	MACQUARIE LEASING (CHINA) CO LIMITED	China
243880	MACQUARIE LEASING (NZ) LIMITED	New Zealand
2997799	Macquarie Leasing (UK) Limited	United Kingdom
105453834	MACQUARIE LEISURE DEVELOPMENTS PTY LIMITED	Australia
2574914	MACQUARIE LEISURE SERVICES PTY LIMITED	Australia
206344	MACQUARIE LENDING NZ LIMITED	New Zealand
4708903	MACQUARIE LG BIOMASS LLC	United States
3963773	MACQUARIE LIFE LIMITED	Australia
4802222	Macquarie Loan Funding Inc.	United States

114174168	MACQUARIE LP FINANCE COMPANY PTY LIMITED	Australia
130789767	MACQUARIE MACAU HOLDINGS PTY LIMITED	Australia
115036470	MACQUARIE MANAGED INVESTMENTS LIMITED	Australia
116208354	MACQUARIE MANAGEMENT COMPANY (ISF) 3 PTY LIMITED	Australia
HRB 74075	Macquarie Management GmbH	Germany
099 813 028	MACQUARIE MASTER GEARED GROWTH FUND	Australia
090 079 413	MACQUARIE MASTER SMALL COMPANIES FUND	Australia
51142C1/GBL	MACQUARIE MAURITIUS INVESTMENTS LIMITED	Mauritius
116007740	MACQUARIE MCO HOLDINGS PTY LIMITED	Australia
3720443	MACQUARIE MDT HOLDINGS INC	United States
D07659212	MACQUARIE MDT HOLDINGS TRUST	United States
133000987	MACQUARIE MDW INVESTMENTS PTY LTD	Australia
108538218	MACQUARIE MEDIA FUND MANAGEMENT PTY LIMITED	Australia
639997-5	Macquarie Metals and Energy Capital (Canada) Ltd.	Canada
4921203	Macquarie Meters 1 (UK) Limited	United Kingdom
4920378	Macquarie Meters 2 (UK) Limited	United Kingdom
Not Applicable	MACQUARIE MEXICO INFRASTRUCTURE MANAGEMENT, S.A. DE C.V.	Mexico
4508971	MACQUARIE MICROSTAR HOLDINGS INC	United States
95180564	MACQUARIE MIDDLE EAST HOLDINGS PTY LIMITED	Australia
115524028	MACQUARIE MIDDLE EAST MANAGEMENT LIMITED	Australia
112748599	MACQUARIE MIDDLE EAST REAL ESTATE CAPITAL HOLDINGS PTY LTD	Australia
128138376	MACQUARIE MILTON PTY LIMITED	Australia
130225222	MACQUARIE MIP II INVESTMENT PTY LIMITED	Australia
117033431	MACQUARIE MOORE STREET PTY LIMITED	Australia
120070788	MACQUARIE MORTGAGES CANADA HOLDINGS PTY LIMITED	Australia
	MACQUARIE MORTGAGES FUNDING TRUST 2007-1	United States
57760175	MACQUARIE MORTGAGES PTY LIMITED	Australia
010473862-3438695	MACQUARIE MORTGAGES USA INC	United States
4603505	MACQUARIE NATURAL GAS SUPPLY I INC.	United States
4627119	MACQUARIE NB US HOLDINGS INC.	United States
	MACQUARIE NB US HOLDINGS INC. (Former Non-Bank Group)	United States
4606760	MACQUARIE NE HOLDINGS INC.	United States
200404077D	MACQUARIE NE HOLDINGS (SINGAPORE) PTE. LIMITED	Singapore
6798497	Macquarie New World Gaming Canada Ltd.	Canada
N/A	Macquarie New World Gaming Partnership	Canada
4411569	MACQUARIE NEW YORK PARKING 1 LLC	United States
4039178	MACQUARIE NEW YORK PARKING INC.	United States
334868	MACQUARIE NEW ZEALAND LIMITED	New Zealand
6697718	Macquarie Nominees Limited	United Kingdom
123851436	MACQUARIE NOOSA PTY LTD	Australia
3481018	Macquarie North America Ltd.	Canada
3939987	Macquarie North America Securities Ltd.	Canada
107464620	MACQUARIE NOTE INVESTMENTS PTY LIMITED	Australia
8595711	MACQUARIE NZ HOLDINGS PTY LIMITED	Australia
117033637	MACQUARIE OFFICE COLLINS STREET PTY LIMITED (Former Bank Group)	Australia
127497536	MACQUARIE OFFICE INVESTMENTS PTY LIMITED (Former Bank Group)	Australia
6765206	MACQUARIE OFFICE MANAGEMENT LIMITED (Former Bank Group)	Australia
4272055	MACQUARIE OFFICE TRS SERVICES INC	United States
	MACQUARIE OFFSHORE MASTER FUND LIMITED	Bermuda
129 590 576	MACQUARIE OFFSHORE SERVICES PTY LTD	Australia
FS200805155	Macquarie Offshore Services Pty Ltd - Philippine Branch	Philippines

4207954	MACQUARIE OIL AND GAS HOLDINGS INC	United States
OF2150	MACQUARIE ONE LIMITED	United Arab Emirates
2934705	MACQUARIE OPTIONS PTY. LIMITED	Australia
111494172	MACQUARIE PARTNERSHIP FINANCE CO PTY LIMITED	Australia
107464264	MACQUARIE PARTNERSHIP INVESTMENT HOLDINGS PTY LIMITED	Australia
122169304	MACQUARIE PASTORAL SERVICES LTD	Australia
115251619	MACQUARIE PAYMENTS INFRASTRUCTURE HOLDINGS PTY LIMITED	Australia
130903249	MACQUARIE PDP SPV HOLDCO PTY LIMITED	Australia
6349353	MACQUARIE PETERBOROUGH HOSPITAL INVESTMENTS LIMITED	United Kingdom
93919727	MACQUARIE PIB MANAGEMENT PTY LIMITED	Australia
115622449	MACQUARIE PIB PROJECT CO A PTY LIMITED	Australia
115622458	MACQUARIE PIB PROJECT CO B PTY LIMITED	Australia
4696534	MACQUARIE PIONEER BAKERY INC.	United States
	Macquarie Platinum Katella Inc.	United States
4768433	Macquarie Poinsettia Inc.	United States
107464586	MACQUARIE PORTFOLIO INVESTMENTS NO.1 PTY LIMITED	Australia
107464540	MACQUARIE PORTFOLIO INVESTMENTS NO.2 PTY LIMITED	Australia
4084305	MACQUARIE PORTS INC	United States
	Macquarie Power LLC	United States
4235312	Macquarie Power Management Ltd.	Canada
133 273 426	MACQUARIE PRECISION MARKETING PTY LTD	Australia
1356202	Macquarie Premium Funding Inc./Financement Primes Macquarie Inc.	Canada
112561501	MACQUARIE PRINCIPAL PTY LIMITED	Australia
200703284G	MACQUARIE PRINCIPAL (SINGAPORE) PTE. LTD.	Singapore
82038328	MACQUARIE PRISM PTY LIMITED	Australia
116782006	MACQUARIE PRIVATE CAPITAL MANAGEMENT LIMITED	Australia
89987388	MACQUARIE PRIVATE PORTFOLIO MANAGEMENT LIMITED	Australia
1405135	Macquarie Private Wealth Corp./Gestion Privee Macquarie Corp.	Canada
1745409	Macquarie Private Wealth Inc./Gestion Privee Macquarie Inc.	Canada
74453393	MACQUARIE PROJECT FINANCE PTY LIMITED	Australia
8606826	MACQUARIE PROPERTY CHINA PTY LIMITED	Australia
77727318	MACQUARIE PROPERTY DEVELOPMENT FINANCE PTY LIMITED	Australia
AK640307	MACQUARIE PROPERTY FINANCE LIMITED	New Zealand
76560917	MACQUARIE PROPERTY FINANCE MANAGEMENT PTY LIMITED	Australia
65678962	MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	Australia
105453736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 LIMITED (Former Bank Group)	Australia
105453736	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 2 PTY LIMITED	Australia
120957333	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 5 LIMITED (Former Bank Group)	Australia
120957333	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 5 PTY LIMITED	Australia
120957360	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 6 LIMITED (Former Bank Group)	Australia
120957360	MACQUARIE PROPERTY INVESTMENT MANAGEMENT 6 PTY LIMITED	Australia
88772203	MACQUARIE PROPERTY INVESTMENT MANAGEMENT HOLDINGS LIMITED	Australia
64904169	MACQUARIE PROPERTY (OBU) PTY LIMITED	Australia
113621024	MACQUARIE QUEEN STREET PTY LIMITED	Australia

142 083 092	MACQUARIE RADAR HOLDINGS PTY LIMITED	Australia
730170-7	Macquarie Rail Canada Limited	Canada
4039167	MACQUARIE RAIL INC.	United States
4039167	MACQUARIE RAIL INC. (Former Non-Bank Group)	United States
647475-6	Macquarie Rail Limited	Canada
4484981	MACQUARIE RAIL MANAGEMENT LLC	United States
4484981	MACQUARIE RAIL MANAGEMENT LLC (Former Non-Bank Group)	United States
115220123	MACQUARIE READING PTY LIMITED	Australia
4504560	MACQUARIE REAL ESTATE ADVISORY SERVICES LLC	United States
4504560	MACQUARIE REAL ESTATE ADVISORY SERVICES LLC (Former Bank Group)	United States
2007/032542/07	MACQUARIE REAL ESTATE AFRICA A (PROPRIETARY) LIMITED	South Africa
2007/032550/07	MACQUARIE REAL ESTATE AFRICA B (PROPRIETARY) LIMITED	South Africa
129 130 963	MACQUARIE REAL ESTATE AFRICA INVESTMENTS PTY LIMITED	Australia
623285	MACQUARIE REAL ESTATE ASIA LIMITED	Hong Kong
623285	MACQUARIE REAL ESTATE ASIA LIMITED (Former Bank Group)	Hong Kong
95918068	MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	Australia
0199-01-089825	MACQUARIE REAL ESTATE CAPITAL KK	Japan
0199-01-089825	Macquarie Real Estate Capital KK (Former Bank Group)	Japan
D12161956	MACQUARIE REAL ESTATE COMPANY	United States
130364699	MACQUARIE REAL ESTATE DEVELOPMENT CAPITAL (AUS) PTY LIMITED	Australia
132468690	MACQUARIE REAL ESTATE EQUITY FUND NO. 8 PTY LIMITED	Australia
3417707	MACQUARIE REAL ESTATE FINANCE CONSULTING INC	United States
3455302	MACQUARIE REAL ESTATE FINANCE INC	United States
4191299	MACQUARIE REAL ESTATE HOLDINGS INC	United States
2920528	MACQUARIE REAL ESTATE INC	United States
6421191	Macquarie Real Estate Investments Europe Limited	United Kingdom
104-81-74725	MACQUARIE REAL ESTATE KOREA LIMITED	Korea, Republic of
119898038	MACQUARIE REAL ESTATE MANAGEMENT SERVICES PTY LIMITED (Former Bank Group)	Australia
58056616	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (ACT) PTY LIMITED (Former Bank Group)	Australia
3420460	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (NSW) PTY. LIMITED (Former Bank Group)	Australia
10795794	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (QLD) PTY LIMITED (Former Bank Group)	Australia
123021812	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (SA) PTY LIMITED (Former Bank Group)	Australia
123021938	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (TAS) PTY LIMITED (Former Bank Group)	Australia
5996725	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (VIC) PTY LIMITED (Former Bank Group)	Australia
79672450	MACQUARIE REAL ESTATE MANAGEMENT SERVICES (WA) PTY LIMITED (Former Bank Group)	Australia
	MACQUARIE REAL ESTATE OPPORTUNITIES FUND LLC	United States
223524	MACQUARIE REAL ESTATE OPPORTUNITIES MASTER FUND	Cayman Islands
127762010	Macquarie Real Estate Services Pty Limited	Australia
200509669E	MACQUARIE REAL ESTATE SINGAPORE PTE. LIMITED	Singapore
4326812	MACQUARIE REAL ESTATE TELECOM HOLDINGS LLC	United States
HRB 86922	Macquarie Real Invest GmbH	Germany
102368052	MACQUARIE REALTY SERVICES AUSTRALIA PTY LIMITED	Australia
4535338	Macquarie Regional Shareholdings (UK) Limited	United Kingdom
4454539	MACQUARIE RENEWABLE ENERGY INC	United States

112147350	MACQUARIE RENEWABLES HOLDINGS PTY LIMITED	Australia
112588664	MACQUARIE RENEWABLES MANAGEMENT PTY LIMITED	Australia
125098179	MACQUARIE RESIDENTIAL MANAGEMENT PTY LTD	Australia
	MACQUARIE RESIDENTIAL TRUST	Australia
125098339	MACQUARIE RESIDENTIAL (STATE) MANAGEMENT PTY LTD	Australia
672846-4	Macquarie Resource Capital Canada Ltd.	Canada
130 224 949	MACQUARIE RESOURCES INVESTMENT MANAGEMENT PTY LIMITED	Australia
7055620	Macquarie Restorations Limited	United Kingdom
4421977	MACQUARIE RESTRUCTURING AND SPECIAL SITUATIONS INC.	United States
998584	Macquarie Retail Management (Asia) Limited	Hong Kong
1273174	MACQUARIE RETAIL REAL ESTATE MANAGEMENT LIMITED	Hong Kong
1273174	MACQUARIE RETAIL REAL ESTATE MANAGEMENT LIMITED (Former Bank Group)	Hong Kong
37450	MACQUARIE RG INVESTMENTS LIMITED	Bermuda
6219852	MACQUARIE RISK ADVISORY SERVICES PTY LIMITED	Australia
3898413	MACQUARIE RISK MANAGEMENT ADVISORY PTY LIMITED	Australia
121066493	MACQUARIE RPD HOLDINGS PTY LTD	Australia
104-86-18562	MACQUARIE SAMCHULLY ASSET MANAGEMENT COMPANY LIMITED	Korea, Republic of
4114653	MACQUARIE SC INVESTMENTS INC	United States
63267032	MACQUARIE SCIENCE HOLDINGS PTY LIMITED	Australia
728007-6	Macquarie Securities Financing Ltd (Canada)	Canada
104-81-99444	MACQUARIE SECURITIES KOREA LIMITED	Korea, Republic of
3435443	MACQUARIE SECURITIES MANAGEMENT PTY LIMITED	Australia
2006/023546/07	MACQUARIE SECURITIES SOUTH AFRICA (PROPRIETARY) LIMITED	South Africa
2832126	MACQUARIE SECURITIES (AUSTRALIA) LIMITED	Australia
1748511	MACQUARIE SECURITIES (NZ) LIMITED	New Zealand
2235/2539	MACQUARIE SECURITIES (THAILAND) LIMITED	Thailand
3297336	MACQUARIE SECURITISATION LIMITED	Australia
641342	MACQUARIE SECURITISATION (HONG KONG) LIMITED	Hong Kong
75289002	MACQUARIE SECURITISATION (OBU) PTY LIMITED	Australia
010473862-3438695	MACQUARIE SECURITIZATION USA LLC	United States
F16888	MACQUARIE SERVICES SINGAPORE PTE LIMITED (NON HONG KONG COMPANY)	Hong Kong
200513362E	MACQUARIE SERVICES SINGAPORE PTE. LIMITED	Singapore
496224	MACQUARIE SERVICES (HONG KONG) LIMITED	Hong Kong
MSM081013GR9	Macquarie Services (Mexico), S.A. de C.V.	Mexico
	Macquarie Servicos Agricolas Limitada	United States
126143860	MACQUARIE SGT PTY LIMITED	Australia
	MACQUARIE SGT TRUST	Australia
125336101	MACQUARIE SHENTON PTY LIMITED	Australia
127761871	MACQUARIE SHEP INVESTMENTS PTY LIMITED	Australia
96705341	MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	Australia
B84472539	Macquarie Spain S.L.	Spain
75295608	MACQUARIE SPECIALISED ASSET MANAGEMENT 2 LIMITED	Australia
87382965	MACQUARIE SPECIALISED ASSET MANAGEMENT LIMITED	Australia
EC#39329	MACQUARIE SPECIALISED ASSET MANAGEMENT (BERMUDA) LIMITED	Bermuda
125 574 389	MACQUARIE SPECIALIST INVESTMENTS LENDING LIMITED	Australia
126143904	MACQUARIE ST GEORGES TERRACE PTY LIMITED - sold 01.03.2010	Australia
126143904	MACQUARIE ST GEORGES TERRACE PTY LIMITED (Former Bank Group)	Australia
86587635	MACQUARIE STRUCTURED AND SPECIALIST INVESTMENTS HOLDINGS PTY LIMITED	Australia

583316	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED	Virgin Islands, British
F14239	MACQUARIE STRUCTURED PRODUCTS ASIA LIMITED (NON HONG KONG COMPANY)	Hong Kong
8607074	MACQUARIE STRUCTURED PRODUCTS AUSTRALIA LIMITED	Australia
HRB 87430	Macquarie Structured Products (Europe) GmbH	Germany
65747417	MACQUARIE STRUCTURED PRODUCTS (INTERNATIONAL) LIMITED	Australia
2009/012427/10	Macquarie Structured Products (International) Limited (Registered as an external Company in South Africa)	South Africa
8607038	MACQUARIE SWAN STREET PTY LIMITED	Australia
92034403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD	Australia
92034403	MACQUARIE SYNDICATE MANAGEMENT PTY LTD (Former Bank Group)	Australia
92034485	MACQUARIE SYNDICATE NOMINEE PTY LTD	Australia
62060879	MACQUARIE SYNDICATION (NO. 7) PTY. LIMITED	Australia
65309033	MACQUARIE SYNDICATION (NO.12) PTY LIMITED	Australia
4668277	MACQUARIE TCG (USA) LLC	United States
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD	Malaysia
392769-T	MACQUARIE TECHNOLOGIES (M) SDN BHD (Former Non-Bank Group)	Malaysia
C41050	MACQUARIE TECHNOLOGY HOLDINGS (MALTA) LIMITED	Malta
80218846	MACQUARIE TECHNOLOGY INVESTMENTS LIMITED	Australia
9641196	MACQUARIE TECHNOLOGY SERVICES PTY LTD	Australia
680639-2	Macquarie Technology Services (Canada) Ltd.	Canada
80472751	MACQUARIE TECHNOLOGY VENTURES PTY LTD	Australia
8606906	MACQUARIE THIRTY-THIRD AVIATION LEASING PTY. LIMITED	Australia
9642933	MACQUARIE TOURISM & LEISURE PTY LIMITED	Australia
	Macquarie Townsend Inc.	United States
4598172	MACQUARIE TRADING HOLDINGS INC.	United States
4240237	MACQUARIE TRADING SERVICES INC	United States
0199-01-119358	MACQUARIE TREASURY AND COMMODITIES (JAPAN) LIMITED	Japan
1888243	MACQUARIE TREASURY FINANCE (NZ) LIMITED	New Zealand
28999	MACQUARIE TREASURY MANAGEMENT LTD.	Bermuda
HRB 76979	Macquarie Treuvermoegen GmbH	Germany
	MACQUARIE TRUE INDEX AUSTRALIAN EQUITIES FUND	Australia
	MACQUARIE TRUE INDEX AUSTRALIAN SHARE FUND	Australia
	MACQUARIE TRUE INDEX CASH FUND	Australia
	MACQUARIE TRUE INDEX FIXED INTEREST	Australia
	MACQUARIE TRUE INDEX GLOBAL BOND FUND	Australia
134 225 915	MACQUARIE TRUE INDEX GLOBAL INFRASTRUCTURE SECURITIES FUND	Australia
121530041	MACQUARIE TRUE INDEX INTERNATIONAL EQUITIES FUND	Australia
	MACQUARIE TRUE INDEX LISTED PROPERTY	Australia
	MACQUARIE TRUE INDEX PLUS AUSTRALIAN EQUITY	Australia
134 255 817	MACQUARIE TRUE INDEX SOVEREIGN BOND FUND	Australia
6697750	Macquarie Trustees Limited	United Kingdom
2007/035961/07	Macquarie Trustees South Africa (Proprietary) Limited	South Africa
8607029	MACQUARIE TWELFTH AVIATION LEASING PTY. LIMITED	Australia
8607109	MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	Australia
8606853	MACQUARIE TWENTY-EIGHTH AVIATION LEASING PTY. LIMITED	Australia
8606844	MACQUARIE TWENTY-SEVENTH AVIATION LEASING PTY. LIMITED	Australia
2579363	Macquarie UK Holdings Limited	United Kingdom
115219988	MACQUARIE UK PROPERTY MANAGEMENT PTY LIMITED	Australia

261723	MACQUARIE VEHICLES (NZ) LIMITED	New Zealand
4517192	Macquarie Veridian Cove Inc.	United States
HRB 232580	Macquarie Verwaltungs GmbH	Germany
4474070	MACQUARIE WATER HEATER RENTALS HOLDINGS 2 LLC	United States
4370515	MACQUARIE WATER HEATER RENTALS HOLDINGS LLC	United States
4370511	MACQUARIE WATER HEATER RENTALS LLC	United States
4684158	MACQUARIE WATERFRONT PEARL INC.	United States
168966	MACQUARIE WEALTH MANAGEMENT (INDIA) PRIVATE LIMITED	India
213181	Macquarie Zhaopin Holdings Limited	Cayman Islands
116308466	MACQUARIE (171 COLLINS ST) PTY LIMITED	Australia
115007817	MACQUARIE (454 COLLINS STREET) PTY LIMITED	Australia
93438414	MACQUARIE (ARNCLIFFE) PTY LTD	Australia
27230949	MACQUARIE (ASIA) PTE LIMITED (TAIWAN BRANCH)	Taiwan
198500776M	MACQUARIE (ASIA) PTE LTD	Singapore
119105896	MACQUARIE (COLEMANS) PTY LIMITED	Australia
6612064	Macquarie (Europe) Nominees Limited	United Kingdom
127 761 844	MACQUARIE (FORBES STREET) PTY LIMITED	Australia
200228	MACQUARIE (HK) FINANCIAL SERVICES LIMITED	Hong Kong
0199-01-068766	MACQUARIE (JAPAN) LIMITED	Japan
110256418	MACQUARIE (PYRMONT) PTY LIMITED	Australia
SC280388	Macquarie (Scotland) GP Limited	United Kingdom
127762038	MACQUARIE (STUD ROAD) PTY LIMITED	Australia
6287793	Macquarie (UK) Group Services Limited	United Kingdom
6010500	MAIL HOLDINGS PTY LIMITED	Australia
	MAP HOLDING TRUST	Australia
90975456	MARGIN LENDING NOMINEES PTY LIMITED	Australia
102964312	MASL NO. 2 PTY LIMITED	Australia
8607092	MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	Australia
1330132	MBL RIVER LINKS PTY LIMITED	Australia
363941	MC CAPITAL GROUP	Ireland
69343693	MC CAPITAL HOLDINGS NO.1 PTY LIMITED	Australia
69343791	MC CAPITAL HOLDINGS NO.2 PTY LIMITED	Australia
	MCA ACQUISITION CORP	Cayman Islands
	MCA ACQUISITION CORP. HOLDINGS LIMITED	Cayman Islands
4551158	MCA Acquisition Holdings, LLC	United States
	MCAF Holdco Inc.	United States
78223382	MCF LEASING PTY LIMITED	Australia
977935	MCNEE HOLDINGS PTY LIMITED	Australia
4526019	MCP Solar Assets Partners I LLC	United States
452697	MCP Solar Assets Partners II LLC	United States
4625932	MEF US HOLDINGS INC.	United States
4866246	MEIF (UK) Limited	United Kingdom
132 468 734	MELRO HOLDCO PTY LIMITED	Australia
6238482	MEMNON PTY. LIMITED	Australia
84781555	MERIT MANAGEMENT NO.1 PTY LIMITED	Australia
84781493	MERIT NO.1 PTY LIMITED	Australia
0	MERIT TRUST NO. 2	Australia
140390629	MGI PROTECTED ASSET FINANCING NO.1 PTY LTD	Australia
200708397H	MGJ HOLDINGS PTE. LIMITED	Singapore
4346896	MGOP Feeder I GP LLC	United States
5622726	MGUIGP Limited	United Kingdom
4661999	MIAC HOLDINGS (US) INC.	United States
4662005	MIAC SERVICES INC.	United States
4323418	MIF US INVESTMENT HOLDINGS LLC	United States

4323418	MIF US INVESTMENT HOLDINGS LLC (Former Non-Bank Group)	United States
4323415	MIF US INVESTMENT PARTNERSHIP	United States
4323415	MIF US INVESTMENT PARTNERSHIP (Former Non-Bank Group)	United States
38098	MIH BERMUDA 1 LIMITED	Bermuda
38099	MIH BERMUDA 2 LIMITED	Bermuda
4261648	MIHI LLC	United States
123210766	MILESTONE COMMUNITIES PTY LIMITED	Australia
0199-02-049501	MINTAKA YUGEN KAISHA	Japan
59705	MIREF INTERNATIONAL HOLDINGS LIMITED	Mauritius
124393166	MITCHELL HEALTH PARTNERSHIP PTY LIMITED	Australia
0199-02-032951	MJL ACE LTD.	Japan
0199-02-032952	MJL BAY LTD.	Japan
010473862-3438695	MMUSA WAREHOUSE NO 1 LLC	United States
	MOBIUS AUTO W-01 TRUST	Australia
3613926	MONGOOSE ACQUISITION LLC	United States
103410297	MONGOOSE PTY LTD	Australia
WK-133920	Monkwell Investments Limited	Cayman Islands
86587608	MONT PARK DEVELOPMENT COMPANY PTY LIMITED	Australia
5294380968	Montebianco Sport S.R.L.	Italy
Not Registered	MOORE STREET TRUST	Australia
460268	MPFI Investments 1 Limited	Ireland
451722	MPFI INVESTMENTS LIMITED	Ireland
MC-162571	MQ ABSOLUTE RETURN STRATEGIES - ASIA	Cayman Islands
	MQ Absolute Return Strategies - Asia LLC	United States
61160558	MQ CAPITAL PTY LIMITED	Australia
92552611	MQ PORTFOLIO MANAGEMENT LIMITED	Australia
200703288K	MQ SPECIALISED INVESTMENT MANAGEMENT (SINGAPORE) PTE. LIMITED	Singapore
86438995	MQ SPECIALIST INVESTMENT MANAGEMENT LIMITED	Australia
4436086	MREC OP 1 LLC	United States
109837783	MREEF SSF MANAGEMENT LIMITED	Australia
109837783	MREEF SSF MANAGEMENT LIMITED (Former Bank Group)	Australia
124335333	MTF HOLDINGS PTY LIMITED	Australia
	MUNICIPAL AND INFRASTRUCTURE ASSURANCE CORPORATION	United States
117100615	MUSASHI INVESTOR PTY LIMITED	Australia
94406756	MXMM ALLIANCES PTY LIMITED	Australia
103780089	MXMM ASIAN INVESTMENTS PTY LIMITED	Australia
2542136	MXMM AUSTRALIA LEASE MANAGEMENT PTY LIMITED	Australia
8640168	MXMM AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	Australia
122169340	MXMM GROUP HOLDINGS PTY LIMITED	Australia
9636257	MXMM N.T LEASING PTY LIMITED	Australia
108538003	MXMM PARKING INFRASTRUCTURE PTY LIMITED	Australia
91666929	MXMM PHOTONICS PTY LIMITED	Australia
100708254	MXMM TELECOMMUNICATIONS HOLDINGS PTY LIMITED	Australia
3337675	NANWAY NOMINEES PTY LIMITED	Australia
451296	NCH Symphony Limited	Ireland
4107909	NDI NO.1 LLC	United States
	Negombo Kft (in liquidation)	Hungary
111180271	NEW MEDIA HOLDINGS PTY LIMITED	Australia
	New Tristone LLC	United States
B132283	New World Gaming International S.a.r.l	Luxembourg
124392829	NORTH-WEST EXPRESSWAY PTY LIMITED	Australia
109649292	OLICC TECHNOLOGIES PTY LTD	Australia

79630603	OMNI LEISURE OPERATIONS PTY LIMITED	Australia
131 233 719	OPEN BROADBAND AUSTRALIA PTY LTD	Australia
113519823	OT HOLDINGS PTY LIMITED	Australia
205391	OW Funding Limited	Cayman Islands
092 375 703	OZFOREX PTY LIMITED	Australia
71982244	PACIFIC RIM OPERATIONS LIMITED	Australia
4444506	PADUA MG HOLDINGS LLC	United States
8586365	PARAY PTY. LIMITED	Australia
	PARENTS AT WORK INVESTMENT UNIT TRUST	Australia
	PARENTS AT WORK OPERATIVE UNIT TRUST	Australia
	PARENTS@WORK FREEHOLD UNIT TRUST	Australia
107805452	PARENTS@WORK PTY LIMITED	Australia
134 011 313	PARETO GLOBAL RISK ADJUSTED ALPHA TRUST	Australia
8596656	PARSEES PTY LIMITED	Australia
	PELICAN WAREHOUSE TRUST NO.1	Australia
116467237	PELLMAC PTY LIMITED	Australia
	PEREGRINE SELLER TRUST	Australia
	PEREGRINE SERIES TRUST 2009-1	Australia
	Petro Tradelinks Inc.	United States
C205320	PIRANGUT CYPRUS NO. 1 LIMITED	Cyprus
C205320	PIRANGUT CYPRUS NO. 1 LIMITED (Former Bank Group)	Cyprus
C205304	PIRANGUT CYPRUS NO. 2 LIMITED	Cyprus
C205304	PIRANGUT CYPRUS NO. 2 LIMITED (Former Bank Group)	Cyprus
117100599	PLEIADES INVESTOR PTY LIMITED	Australia
0199-02-047017	PLEIADES YUGEN KAISHA	Japan
80106412	POLAR FINANCE LIMITED	Australia
124071405	PROP CO NO. 1 PTY LTD	Australia
09.03.1.67.21972	PT Macquarie Capital Securities Indonesia	Indonesia
	PT MACQUARIE KONSULTAN INDONESIA	Indonesia
111086705	PTK INVESTOR PTY LIMITED	Australia
3425562	Pulse 24 Limited	United Kingdom
	PUMA GLOBAL TRUST NO. 1	Australia
	PUMA GLOBAL TRUST NO. 2	Australia
	PUMA GLOBAL TRUST NO. 3	Australia
	PUMA GLOBAL TRUST NO. 4	Australia
	PUMA GLOBAL TRUST NO. S1	Australia
	PUMA GLOBAL TRUST NO.5	Australia
	PUMA GLOBAL TRUST NO.6	Australia
64904212	PUMA MANAGEMENT PTY LIMITED	Australia
	PUMA MASTER FUND E-3	Australia
	PUMA MASTER FUND P-10	Australia
	PUMA MASTER FUND P-11	Australia
	PUMA MASTER FUND P-6	Australia
	PUMA MASTER FUND P-7	Australia
	PUMA MASTER FUND P-8	Australia
	PUMA MASTER FUND P-9	Australia
	PUMA MASTER FUND S-2	Australia
	PUMA MASTERFUND H-1	Australia
	PUMA MASTERFUND P-13	Australia
	PUMA MASTERFUND P-14	Australia
	PUMA MASTERFUND P-15	Australia
	PUMA MASTERFUND P-16	Australia
	PUMA MASTERFUND P12	Australia
	PUMA MASTERFUND S-5	Australia
	PUMA MASTERFUND S-6	Australia

	PUMA Masterfund S-7	Australia
	PUMA MASTERFUND S-8	Australia
	PUMA MASTERFUND S3	Australia
	PUMA SUB FUND ACHM	Australia
	PUMA SUB FUND CP	Australia
	PUMA SUB FUND CP2	Australia
	PUMA SUB FUND CP3	Australia
	PUMA SUB FUND CP4	Australia
	PUMA SUB FUND CRS	Australia
	PUMA SUB FUND GSF	Australia
	PUMA SUB FUND SABRE	Australia
	PUMA SUB FUND SPAN	Australia
	PUMA SUBFUND B-1	Australia
	PUMA SUBFUND COMMBANK	Australia
451294	PYMBLE SCHOOLS LIMITED	Ireland
69344190	Q RENT PTY LIMITED	Australia
41366	QHA HOLDINGS LTD	Bermuda
41337	QUALITY HEALTHCARE HOLDINGS LIMITED	Bermuda
41336	QUALITY HEALTHCARE LIMITED	Bermuda
118472441	RANSHAR PTY LTD	Australia
4644365	RED HOLLOW WIND LLC	United States
0	REGIONAL MEDIA TRUST	Australia
	Relational Technology Services, Inc.	United States
8606880	REMA NOMINEES PTY. LIMITED	Australia
124947388	RESF NO. 1 PTY LTD	Australia
54982106	RESIDCO PTY. LIMITED	Australia
200921086K	RESOURCE MARINE PTE. LIMITED	Singapore
200921086K	RESOURCE MARINE PTE. LIMITED (FORMER NON-BANK)	Singapore
	Retirement Financial Services, Inc.	United States
114 530 139	RISMARK INTERNATIONAL FUNDS MANAGEMENT LTD	Australia
4878508	RISMARK LIMITED	United Kingdom
WK-119866	Ropemaker Street Investments Limited	Cayman Islands
CH -217-3534284-8	Rossignol GmbH	Switzerland
P.I. 00351680079	Rossignol Lange S.R.L.	Italy
FN Innsbruck 30814	Rossignol Osterreich GmbH	Austria
161930029	Rossignol Sci S.R.L.	Italy
	Rossignol Ski Company, Incorporated	United States
HRB 7401	Rossignol Ski Deutschland GmbH	Germany
48603C1/GBL	SAN LING INVESTMENTS LIMITED	Mauritius
8597840	SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	Australia
58639688	SEDULOUS INVESTMENTS PTY LIMITED	Australia
	SERIES 2007-1 PANTHER TRUST	Australia
3484259	SHALINA PTY LIMITED	Australia
4721411	SHELBY ENERGY HOLDINGS, LLC	United States
464139	Shichi Limited	Ireland
2008/022345/07	Shieldco Securities S1 (Pty) Limited	South Africa
7163380	SiCURAnt InvestCo GP Limited	United Kingdom
LP013811	SiCURAnt InvestCo Limited Partnership	United Kingdom
0823.678.567	SiCURAnt InvestCo LP SPRL	Belgium
0823.679.458	SiCURAnt InvestCo SPRL	Belgium
606 320 174 RCS ANNECY	Skis Dynastar S.A.S.	France
835447	Skis Dynastar, Inc	United States
B 08 - 266140	Skis Rossignol de Espana, S.L.	Spain
056 502 958 RCS GRENOBLE	Skis Rossignol S.A.S.	France
	SMART J WAREHOUSE TRUST	Australia

	SMART MBL WAREHOUSE TRUST	Australia
	SMART RBS WAREHOUSE TRUST	Australia
	SMART RESIDUAL VALUE SERIES TRUST	Australia
	SMART SERIES 2007-1 TRUST	Australia
	SMART SERIES 2007-2 TRUST	Australia
	SMART SERIES 2007-3E TRUST	Australia
	SMART SERIES 2008-1E TRUST	Australia
	SMART SERIES 2008-2 TRUST	Australia
	SMART SERIES 2008-3 TRUST	Australia
	SMART Series 2009-1 Trust	Australia
320 114 937	Societe Civile Immobiliere Promo-Star	France
8508030	SPAL PTY LIMITED	Australia
HRB80040	Structural Support Systems Germany GmbH	Germany
75364064	STRUCTURED PRIME ASSET RECEIVABLES (SPARS) NO. 1 PTY LIMITED	Australia
128219330	SUREPARK HOLDINGS PTY LIMITED	Australia
127761960	SurePark PTY LTD	Australia
113707216	SYDNEY WEST HOUSING PARTNERSHIP PTY LIMITED	Australia
50069817	SYNDICATED ASSET MANAGEMENT PTY. LIMITED	Australia
MC189031	SYNTHETIC ASSET FUNDING ENTITY 1 LIMITED	Cayman Islands
MC189031	SYNTHETIC ASSET FUNDING ENTITY 1 LIMITED (Former Non-Bank Group)	Cayman Islands
MC189033	SYNTHETIC ASSET FUNDING ENTITY 2 LIMITED	Cayman Islands
MC189033	SYNTHETIC ASSET FUNDING ENTITY 2 LIMITED (Former Non-Bank Group)	Cayman Islands
MC189031	SYNTHETIC ASSET FUNDING ENTITY 3 LIMITED	Cayman Islands
MC189031	SYNTHETIC ASSET FUNDING ENTITY 3 LIMITED (Former Non-Bank Group)	Cayman Islands
0199-02-017866	TAIKANSAN KAIHATSU LIMITED	Japan
6740344	Tank Devils Ltd	United Kingdom
4439050	TAURUS AEROSPACE GROUP INC.	United States
4439057	TAURUS AEROSPACE GROUP LLC	United States
4578519	Taurus Tanks Inc.	United States
85356770	TEGENSEE PTY LIMITED	Australia
113508160	TELBANE 2 PTY LIMITED	Australia
70142951	TELBANE PTY LTD	Australia
79630649	TEN7 PTY LIMITED	Australia
HRB80044	Tension Services Holdings GmbH	Germany
238030	Tex Funding	Cayman Islands
OC315196	The Bluebell Transportation LLP	United Kingdom
Not Registered	The Concept Blue Property Trust	Australia
	THE EMERGING MARKETS INFRASTRUCTURE SECURITIES FUND	Australia
0	THE GLOBAL DEBT LIMITED PARTNERSHIP NO. 2	Australia
OC315171	The Goonzaran LLP	United Kingdom
IT1872/2007	THE MF TRUST	South Africa
Not Registered	THE NSW RESIDENTIAL TRUST	Australia
Not Registered	THE VICTORIA RESIDENTIAL TRUST	Australia
64721080	TOUCHSTONE MACQUARIE PTY LIMITED	Australia
64721080	TOUCHSTONE MACQUARIE PTY LIMITED (Former Bank Group)	Australia
2012853459	Tristone Capital Global Inc.	Canada
208568022	Tristone Capital Inc.	Canada
5366079	Tristone Capital Limited	United Kingdom
	Tristone Capital LLC	United States
6144124	Tristone Capital Nominees Limited	United Kingdom
2012712838	Tristone Capital SA Ltd	Canada

	Tristone Capital SA (Argentine Branch)	Argentina
9633603	TRYPTIC PTY LIMITED	Australia
478608	Turramurra Limited	Ireland
	UCITS-Emerging Markets Fund	Ireland
	UCITS-Global Estate Fund	Ireland
	UCITS-Global Value Equity Fund	Ireland
	UCITS-Large Cap Growth Fund	Ireland
	UCITS-Large Cap Value Fund	Ireland
4631395	UKForex Limited	United Kingdom
130654410	UNIRESORT GARDENS PTY LTD	Australia
81119619	UPL DEVELOPMENTS PTY LIMITED	Australia
115007862	UPL MACQUARIE PTY LIMITED	Australia
96705298	UPL RIVER LINKS INVESTMENTS PTY LTD	Australia
114734557	UPL (CATHERINE FIELD) PTY LIMITED	Australia
116908537	UPL (KIRRA) PTY LIMITED	Australia
113665455	UPL (LEOPOLD) PTY LIMITED	Australia
115007915	UPL (LIVERPOOL) PTY LIMITED	Australia
116908653	UPL (NO 10) PTY LIMITED	Australia
127048659	UPL (NO 15) PTY LIMITED	Australia
127049021	UPL (NO 16) PTY LIMITED	Australia
127049076	UPL (NO 17) PTY LIMITED	Australia
127049110	UPL (NO 19) PTY LIMITED	Australia
127049281	UPL (NO 21) PTY LIMITED	Australia
127049254	UPL (NO 22) PTY LIMITED	Australia
127049209	UPL (NO 24) PTY LIMITED	Australia
127049183	UPL (NO 25) PTY LIMITED	Australia
116908493	UPL (NO 6) PTY LIMITED	Australia
116908582	UPL (NO 7) PTY LIMITED	Australia
116908635	UPL (NO 9) PTY LIMITED	Australia
114734986	UPL (NO. 11) PTY LIMITED	Australia
116908608	UPL (NO. 8) PTY LIMITED	Australia
115793685	UPL (NSW) PTY LIMITED	Australia
127049227	UPL (PALMVIEW) PTY LIMITED	Australia
115007933	UPL (PORTARLINGTON) PTY LIMITED	Australia
120934741	UPL (QLD) PTY LIMITED	Australia
85359833	UPL (SA) PTY LIMITED	Australia
84657616	UPL (UNDERDALE) PTY LIMITED	Australia
115912822	UPL (VIC) PTY LIMITED	Australia
95793141	UPL (WA) PTY LTD	Australia
115007755	UPL (WHITBY) PTY LIMITED	Australia
55500902	UPMILL NOMINEES PTY LIMITED	Australia
81119495	URBAN PACIFIC LIMITED	Australia
92034458	URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	Australia
113918166	URBAN PACIFIC (BEROWRA) PTY LIMITED	Australia
115131345	URBAN PACIFIC (FLETCHER) PTY LIMITED	Australia
114197429	URBAN PACIFIC (SOMERSET) PTY LIMITED	Australia
4650376	USP WARRANTIES EAST LLC	United States
4650373	USP WARRANTIES WEST LLC	United States
3993140	UTILITY SERVICE PARTNERS PRIVATE LABEL, INC.	United States
3709191	UTILITY SERVICE PARTNERS, INC.	United States
8592916	UTOPIA PTY LIMITED	Australia
3201303	VALCORA PTY LIMITED	Australia
8586927	VARZY PTY LIMITED	Australia
80218622	VICWIRE PARTNERSHIP PTY LIMITED	Australia
79865311	VOLBING PTY LIMITED	Australia

95793169	VUE APARTMENTS PTY LTD	Australia
200604119K	WARATAH AIRCRAFT LEASING PTE LTD	Singapore
54813080	WOODROSS NOMINEES PTY. LIMITED	Australia
2736423	WUXTA PTY LIMITED	Australia
	YAYASAN HUTAN HIJAU	Indonesia
5532426	YBR Feeder GP Limited	United Kingdom
MC-142957	YEUNG UK NO.1	Cayman Islands
MC-142957	YEUNG UK NO.1 (Former Bank Group)	Cayman Islands
1449995	Yorkton Capital Partners II Inc.	Canada
1430727	Yorkton Capital Partners Inc.	Canada
BIN 100829696	Yorkton Partners 2000 Fund, LP	Canada
BIN 110589777	Yorkton Partners 2001 Fund, LP	Canada
BIN: 101242931	Yorkton Private Equity Limited Partnership	Canada
BIN: 110078755	Yorkton Private Equity Non-Resident Limited Partnership	Canada
1716030	Yorkton Proprietary Asset Management Inc.	Canada
327522-1 / Ont 1193812	Yorkton Securities Charitable Foundation	Canada
2798503	ZELENKA PTY LIMITED	Australia
4721409	ZODIAC ENERGY HOLDINGS, LLC	United States
8644362	ZOFFANIES PTY. LIMITED	Australia

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited &	Macquarie Bank Limited
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H K McCann
Date of last notice	24 July 2009 but 7 November 2007 re: Charter Hall Retail REIT ("CQR"), formerly the Macquarie CountryWide Trust.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by H J McCann Investments Pty Limited as trustee of HK McCann Superannuation Fund, of which H K McCann is a beneficiary.
Date of change	10 September 2010
No. of securities held prior to change	112,415 CQR units.
Class	CQR units.
Number acquired	Nil
Number disposed	Holding reduced by 89,932 CQR units as a result of a unit consolidation.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil. Under the unit consolidation for CQR, all holders were given one consolidated unit for every five units held pre-consolidation. No consideration was paid or received under the unit consolidation.
No. of securities held after change	22,483 CQR units.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Number of units held reduced due to compulsory unit consolidation.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

17 September 2010

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited & Macquarie Bank Limited
ABN	94 122 169 279 46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine B Livingstone
Date of last notice	26 November 2009 but 6 November 2007 re: Charter Hall Retail REIT ("CQR"), formerly the Macquarie CountryWide Trust.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by UBS Private Clients Australia Nominees Pty Limited as nominee for Catherine Livingstone and Michael Satterthwaite.
Date of change	10 September 2010
No. of securities held prior to change	18,813 CQR units.
Class	CQR units.
Number acquired	Nil
Number disposed	Holding reduced by 15,051 CQR units as a result of a unit consolidation.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil. Under the unit consolidation for CQR, all holders were given one consolidated unit for every five units held pre-consolidation. No consideration was paid or received under the unit consolidation.
No. of securities held after change	3,762 CQR units.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Number of units held reduced due to compulsory unit consolidation.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

17 September 2010

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited &	Macquarie Bank Limited
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H K McCann
Date of last notice	24 July 2009 but 7 November 2007 re: Charter Hall Retail REIT ("CQR"), formerly the Macquarie CountryWide Trust.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by H J McCann Investments Pty Limited as trustee of HK McCann Superannuation Fund, of which H K McCann is a beneficiary.
Date of change	10 September 2010
No. of securities held prior to change	112,415 CQR units.
Class	CQR units.
Number acquired	Nil
Number disposed	Holding reduced by 89,932 CQR units as a result of a unit consolidation.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil. Under the unit consolidation for CQR, all holders were given one consolidated unit for every five units held pre-consolidation. No consideration was paid or received under the unit consolidation.
No. of securities held after change	22,483 CQR units.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Number of units held reduced due to compulsory unit consolidation.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

17 September 2010

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited &	Macquarie Bank Limited
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine B Livingstone
Date of last notice	26 November 2009 but 6 November 2007 re: Charter Hall Retail REIT ("CQR"), formerly the Macquarie CountryWide Trust.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by UBS Private Clients Australia Nominees Pty Limited as nominee for Catherine Livingstone and Michael Satterthwaite.
Date of change	10 September 2010
No. of securities held prior to change	18,813 CQR units.
Class	CQR units.
Number acquired	Nil
Number disposed	Holding reduced by 15,051 CQR units as a result of a unit consolidation.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil. Under the unit consolidation for CQR, all holders were given one consolidated unit for every five units held pre-consolidation. No consideration was paid or received under the unit consolidation.
No. of securities held after change	3,762 CQR units.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Number of units held reduced due to compulsory unit consolidation.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

17 September 2010

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

15 September 2010

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update – 1 August to 31 August 2010

Since the last notification to the ASX on 13 August 2010 of the positions as at 31 July 2010:

(a) 108,226 being all shares issued pursuant to the Macquarie Group Employee Retained Equity Plan ("MEREP").

(b) 5,496 the fully paid ordinary shares were issued on 12 August 2010 at a price of $80.30 each on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.

(c) the following options have been exercised (converting into one newly issued fully paid share per option):

- 897 options exercisable at $17.10 each and expiring on 28 August 2010 (MQG0426).

Therefore, as at 31 August 2010, the number of issued fully paid ordinary shares was 345,601,301.

Since the last notification to the ASX on 13 August 2010 of the positions as at 31 July 2010 the following movements have occurred pursuant to the MEREP:

- 6,500 Deferred Share Units ("DSUs") have been issued;
- 510,493 Performance Share Units ("PSUs") have been issued;
- 28,730, DSUs have been exercised; and
- 17,484 DSUs have been forfeited.

Therefore, as at 31 August 2010:

- the number of DSUs on issue was 1,459,700; and
- the number of Performance Share Units ("PSUs") was 712,393

The total number of ordinary shares on issue noted above includes 1,459,700 ordinary shares issued to the MEREP Trustee ("Trustee") which are held in a reserve account and may be used to satisfy the obligations of Macquarie Group Limited ("MGL") in respect of DSUs issued under the MEREP, including allocation of ordinary shares on exercise of DSUs.

As at 31 August 2010 there were 1,086,649 Exchangeable Shares on issue by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of MGL, which may be exchanged into 1,086,649 fully paid ordinary shares in MGL, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007.

As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 127,000 fully paid ordinary shares in MGL may be allocated within the 5 year period from the date of acquisition.

As at 31 August 2010 there were 1,422,548 Exchangeable Shares on issue by Macquarie Capital Acquisitions (Canada) No.2 Limited, a subsidiary of MGL, which may be exchanged into 1,422,548 fully paid ordinary shares in MGL, issued as part of the acquisition of Tristone Capital Global Inc. ("Tristone") in August 2009. There were a further 141,180 Exchangeable Shares on issue, which were issued under retention agreements in place with key former Tristone employees. A further 87,530 options over Exchangeable Shares were also on issue under retention agreements in place with key former Tristone employees.

Since the last notification to ASX on 13 August 2010 of the positions as at 31 July 2010, there have been no new options issued under the Macquarie Group Employee Share Option Plan.

Since the last notification to ASX on 13 August 2010 of the positions as at 31 July 2010, the following lapses of unexercised options were processed between 1 August 2010 and 31 August 2010:

- 6,253,902 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 12,658 options exercisable at $62.13 each and expiring on 8 August 2010 (MQG0306);
- 30,834 options exercisable at $63.34 each and expiring on 8 August 2010 (MQG0307);
- 43,332 options exercisable at $63.33 each and expiring on 22 August 2010 (MQG0308);

- 15,932 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 4,835 options exercisable at $64.43 each and expiring on 8 September 2011 (MQG0345);
- 1,334 options exercisable at $69.47 and expiring on 9 October 2011 (MQG0349);
- 10,365 options exercisable at $89.76 each and expiring on 4 May 2012 (MQG0371);
- 1,334 options exercisable at $87.18 each and expiring on 9 July 2012 (MQG0376);
- 45,566 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 3,328 options exercisable at $71.41 each and expiring on 22 August 2012 (MQG0380);
- 6,758 options exercisable at $71.49 each and expiring on 10 September 2012 (MQG0383);
- 11,334 options exercisable at $79.38 each and expiring on 10 December 2012 (MQG0390);
- 1,250 options exercisable at $72.27 each and expiring on 8 January 2013 (MQG0392);
- 9,795 options exercisable at $59.16 each and expiring on 22 April 2013 (MQG0399);
- 1,666 options exercisable at $63.09 each and expiring on 8 May 2013 (MQG0400);
- 4,000 options exercisable at $52.89 each and expiring on 10 June 2013 (MQG0402);
- 2,667 options exercisable at $47.29 each and expiring on 8 July 2013 (MQG0404);
- 5,334 options exercisable at $47.29 each and expiring on 22 July 2013 (MQG0405);
- 154,714 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407);
- 5,958 options exercisable at $48.61 each and expiring on 22 August 2013 (MQG0409);
- 68 options exercisable at $45.35 each and expiring on 8 September 2013 (MQG0411); and
- 12,118 options exercisable at $33.49 each and expiring on 22 September 2013 (MQG0413);

The number of options on issue at 31 August 2010 was 36,421,580 all exercisable into one share per option.

Yours faithfully

Paula Walsh
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 August 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0309	35,366	$65.72	8/09/2010
MQG0310	6,707	$63.34	8/09/2010
MQG0313	16,334	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	43,332	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	17,792	$66.92	8/11/2010
MQG0320	53,841	$70.60	22/11/2010
MQG0321	48,238	$68.24	8/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	16,702	$67.85	9/01/2011
MQG0324	8,152	$70.47	23/01/2011
MQG0325	61,478	$63.09	8/02/2011
MQG0327	20,371	$61.33	22/02/2011
MQG0328	54,334	$60.35	8/03/2011
MQG0329	17,338	$61.91	22/03/2011
MQG0330	66,754	$68.01	10/04/2011
MQG0331	19,446	$68.83	24/04/2011
MQG0333	61,459	$70.21	8/05/2011
MQG0334	15,000	$66.83	22/05/2011
MQG0335	17,333	$65.12	8/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	10,310	$68.03	10/07/2011
MQG0338	8,000	$62.75	22/07/2011
MQG0339	7,961,594	$61.79	1/08/2011
MQG0340	19,114	$61.79	8/08/2011
MQG0341	65,991	$60.99	8/08/2011
MQG0342	16,938	$61.79	22/08/2011
MQG0343	54,434	$61.03	22/08/2011
MQG0344	4,000	$61.79	8/09/2011
MQG0345	147,677	$64.43	8/09/2011
MQG0346	1,958	$61.79	22/09/2011
MQG0347	26,948	$65.96	22/09/2011
MQG0348	3,060	$61.79	9/10/2011
MQG0349	64,344	$69.47	9/10/2011
MQG0350	4,000	$64.43	9/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	30,000	$72.17	23/10/2011
MQG0353	49,914	$73.31	8/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	13,333	$74.11	22/11/2011
MQG0356	14,565	$71.92	8/12/2011
MQG0357	49,174	$75.57	22/12/2011
MQG0358	10,666	$78.24	8/01/2012
MQG0359	42,000	$79.33	22/01/2012

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 August 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0360	35,870	$82.57	8/02/2012
MQG0361	6,150	$83.55	22/02/2012
MQG0362	30,727	$80.01	8/03/2012
MQG0363	59,750	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0366	20,411	$85.30	10/04/2012
MQG0367	116,078	$87.73	23/04/2012
MQG0371	31,812	$89.76	8/05/2012
MQG0372	81,984	$94.48	22/05/2012
MQG0373	4,000	$80.04	8/06/2012
MQG0374	28,400	$87.77	8/06/2012
MQG0375	28,338	$91.30	22/06/2012
MQG0376	74,071	$87.18	9/07/2012
MQG0377	49,481	$90.83	23/07/2012
MQG0378	40,332	$73.86	8/08/2012
MQG0379	8,508,949	$71.41	15/08/2012
MQG0380	46,704	$71.41	22/08/2012
MQG0381	54,359	$68.06	22/08/2012
MQG0382	77,153	$71.41	10/09/2012
MQG0383	107,016	$71.49	10/09/2012
MQG0384	977	$71.41	24/09/2012
MQG0385	82,497	$76.69	24/09/2012
MQG0386	476	$71.41	8/10/2012
MQG0387	28,334	$86.34	8/10/2012
MQG0388	65,012	$82.37	22/10/2012
MQG0389	41,256	$77.55	22/11/2012
MQG0390	248,394	$79.38	10/12/2012
MQG0391	49,576	$74.30	24/12/2012
MQG0392	45,306	$72.27	8/01/2013
MQG0393	104,642	$64.40	22/01/2013
MQG0394	137,401	$63.74	8/02/2013
MQG0395	27,139	$54.69	22/02/2013
MQG0396	55,761	$47.79	10/03/2013
MQG0397	60,667	$51.34	25/03/2013
MQG0398	116,334	$56.79	8/04/2013
MQG0399	32,014	$59.16	22/04/2013
MQG0400	82,813	$63.09	8/05/2013
MQG0401	37,931	$59.58	22/05/2013
MQG0402	68,053	$52.89	10/06/2013
MQG0403	15,230	$48.78	23/06/2013
MQG0404	39,333	$47.29	8/07/2013
MQG0405	30,954	$47.29	22/07/2013
MQG0406	48,087	$51.01	8/08/2013
MQG0407	14,486,129	$53.91	15/08/2013
MQG0408	72,161	$53.91	22/08/2013
MQG0409	90,280	$48.61	22/08/2013

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 August 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0410	19,709	$53.91	8/09/2013
MQG0411	117,473	$45.35	8/09/2013
MQG0412	82,508	$53.91	22/09/2013
MQG0413	104,549	$33.49	22/09/2013
MQG0414	79,703	$53.91	8/10/2013
MQG0415	104,159	$36.20	8/10/2013
MQG0416	122,691	$53.91	22/10/2013
MQG0417	71,576	$32.39	22/10/2013
MQG0418	61,975	$31.99	10/11/2013
MQG0419	35,985	$25.39	24/11/2013
MQG0420	41,593	$28.48	8/12/2013
MQG0421	34,951	$27.78	22/12/2013
MQG0422	52,000	$31.73	8/01/2014
MQG0423	21,000	$26.66	22/01/2014
MQG0424	28,000	$23.84	9/02/2014
MQG0425	11,000	$21.24	23/02/2014
MQG0426	20,332	$17.10	9/03/2014
MQG0427	21,000	$23.17	23/03/2014
MQG0428	123,000	$29.41	8/04/2014
MQG0429	69,000	$30.89	22/04/2014
MQG0430	38,596	$34.02	8/05/2014
MQG0431	3,000	$36.87	9/06/2014
MQG0432	18,000	$37.17	22/06/2014
MQG0433	61,204	$36.73	8/07/2014
MQG0434	19,000	$39.03	22/07/2014
MQG0435	18,000	$44.21	10/08/2014
MQG0436	8,000	$45.71	24/08/2014
MQG0437	56,000	$49.32	8/09/2014
MQG0438	56,000	$53.07	22/09/2014
MQG0439	39,000	$54.25	8/10/2014
MQG0440	25,000	$54.26	22/10/2014
MQG0441	13,000	$48.48	8/12/2014
	36,421,580		